Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

SCRIPPS NETWORKS INTERACTIVE, INC.,

DISCOVERY COMMUNICATIONS, INC.

and

SKYLIGHT MERGER SUB, INC.

Dated as of July 30, 2017

i

6.14	Control of the Company’s or Parent’s Operations	73
6.15	Section 16(b)	73
6.16	Financing by Parent.	73
6.17	Approval by Sole Stockholder of Merger Sub	78
6.18	Stockholder Litigation	78
6.19	Directorship	78

ARTICLE VII CONDITIONS		79

7.1	Conditions to Each Party’s Obligation to Effect the Merger	79
7.2	Conditions to Obligations of Parent and Merger Sub	79
7.3	Conditions to Obligation of the Company	80
7.4	Frustration of Conditions	81

ARTICLE VIII TERMINATION		81

8.1	Termination by Mutual Consent	81
8.2	Termination by Either Parent or the Company	82
8.3	Termination by the Company	82
8.4	Termination by Parent	83
8.5	Company Termination Fee	83
8.6	Parent Termination Fee	84
8.7	Effect of Termination and Abandonment	84

ARTICLE IX MISCELLANEOUS AND GENERAL		85

9.1	Survival	85
9.2	Modification or Amendment	85
9.3	Waiver	85
9.4	Counterparts; Effectiveness	86
9.5	Governing Law and Venue; Waiver of Jury Trial	86
9.6	Notices	88
9.7	Entire Agreement	89
9.8	No Third Party Beneficiaries	89
9.9	Obligations of Parent and of the Company	89
9.10	Severability	89
9.11	Interpretation	90
9.12	Assignment	90
9.13	Specific Performance	91

INDEX OF DEFINED TERMS

Defined Term	Section
Additional Contract	5.1(k)
Adjusted Stock Option	4.6(a)(ii)
Adjusted Unit Award	4.6(b)(ii)
Affiliate	5.1(a)
Affiliation Contract	5.1(k)
Aggregate Cash Election Amount	4.1(a)(i)(B)
Agreement	Preamble
Amendment Effective Date	6.16(a)
Antitrust Laws	6.6(b)
Applicable Date	5.1(e)(i)
Articles of Incorporation	2.1
Available Cash Election Amount	4.1(a)(iv)(A)
Average Parent Stock Price	4.1(a)(iv)(C)
Bankruptcy and Equity Exception	5.1(c)
Base Exchange Ratio	4.1(a)(iv)(B)
Base Exchange Ratio Reduction	4.1(a)(iv)(B)
Business Day	1.2
Cash Award Consideration	4.6(a)(i)
Cash Electing Share	4.1(a)(i)(B)
Cash Election	4.1(a)(i)(B)
Cash Election Consideration	4.1(a)(i)(B)
Cash Fraction	4.1(a)(i)(B)
Cash-Out Options	4.6(a)
Cash-Out Units	4.6(b)
Cash Top-Up Amount	4.1(a)(iv)(B)
Cash Top-Up Election	4.1(a)(iv)(B)
CBAs	5.1(i)(i)
Certificate	4.1(a)(ii)
Certificate of Merger	1.3
Class A Requisite Vote	5.1(c)
Class A Shares	4.1(a)(i)
Closing	1.2
Closing Date	1.2
Code	4.2(h)
Code of Regulations	2.2
Commitment Letter	5.2(l)
Common Shares	5.1(c)
Common Voting Shares	4.1(a)(i)
Company	Preamble
Company Acquisition Proposal	6.2(d)
Company Alternative Acquisition Agreement	6.2(e)
Company Articles of Incorporation	5.1(d)(ii)
Company Balance Sheet	5.1(g)

Defined Term	Section
Company Change in Recommendation	6.2(e)
Company Code of Regulations	5.1(d)(ii)
Company Disclosure Letter	5.1
Company Employees	5.1(h)(i)
Company ERISA Affiliate	5.1(h)(iv)
Company Expenses	8.6(b)
Company Family Meeting	6.5(a)
Company Intervening Event	6.2(d)
Company IP	5.1(o)(ii)
Company Material Adverse Effect	5.1(a)
Company Option	4.6(a)
Company Pension Plan	5.1(h)(iii)
Company Performance Stock Unit	4.6(c)
Company Plan	5.1(h)(i)
Company Recommendation	5.1(c)
Company Reports	5.1(e)(i)
Company Requisite Vote	5.1(c)
Company Restricted Stock Unit	4.6(b)
Company Shareholders Meeting	6.5(b)(i)
Company Stock Plans	5.1(b)(i)
Company Superior Proposal	6.2(d)
Company Termination Fee	8.5
Confidentiality Agreement	9.7
Continuation Period	6.10(a)
Continuing Awards	4.6(b)
Continuing Employee	6.10(a)
Contracts	5.1(d)(ii)
Converted Units	4.6(b)
Current Purchase Period	6.10(g)
D&O Insurance	6.12(b)
Debt Letter	5.2(l)
Debt Payoff	6.16(b)
Dissenting Shareholders	4.1(a)(i)
Effective Time	1.3
Election Date	4.3(c)
Environmental Law	5.1(m)
ERISA	5.1(h)(i)
Exchange Act	5.1(d)(i)
Exchange Agent	4.2(a)
Exchange Fund	4.2(a)
Excluded Shares	4.1(a)(i)
Existing Notes	6.16(a)
FCPA	5.1(j)(ii)
Financing	5.2(l)
Financing Parties	6.16(a)

Defined Term	Section
Foreign Competition Laws	5.1(d)(i)
Foreign Regulators	5.1(d)(i)
Foreign Regulatory Laws	5.1(d)(i)
Form S-4	6.4(a)
Form of Election	4.3(b)
GAAP	5.1(a)
Government Official	5.1(j)(ii)
Governmental Consents	7.1(b)
Governmental Entity	5.1(d)(i)
Hazardous Substance	5.1(m)
HSR Act	5.1(d)(i)
Indebtedness	5.1(e)(vi)
Indemnified Parties	6.12(a)
Information Technology	5.1(o)(vii)
Intellectual Property	5.1(o)(vii)
IRS	5.1(h)(iii)
Joint Proxy Statement/Prospectus	6.4(a)
Knowledge of the Company	5.1(a)
Knowledge of Parent	5.2(a)
Law	5.1(j)(i)
Leased Real Property	5.1(q)(ii)
Licenses	5.1(j)(i)
Lien	5.1(b)(ii)
Material Contracts	5.1(k)
Merger	Recitals
Merger Consideration	4.1(a)(i)
Merger Sub	Preamble
Mixed Consideration Electing Share	4.1(a)(i)(A)
Mixed Election	4.1(a)(i)(A)
Mixed Election Cash Consideration	4.1(a)(i)(A)
Mixed Election Consideration	4.1(a)(i)(A)
Mixed Election Stock Consideration	4.1(a)(i)(A)
Moody’s	4.2(a)
Multiemployer Plan	5.1(h)(iv)
NASDAQ	4.1(a)(iv)(C)
Non-Electing Share	4.3(b)
Notes Exchange Offer	6.16(b)
Notes Tender Offer	6.16(b)
OFAC	5.1(j)(ii)
OGCL	1.1
Option Payment	4.6(a)
Order	5.1(j)(i)
Owned Real Property	5.1(q)(i)
Parent	Preamble
Parent Acquisition Proposal	6.3(d)

v

Defined Term	Section
Parent Alternative Acquisition Agreement	6.3(e)
Parent Award	4.6(d)
Parent Balance Sheet	5.2(g)
Parent Bylaws	5.2(d)(ii)
Parent Certificate of Incorporation	5.2(d)(ii)
Parent Change in Recommendation	6.3(e)
Parent Common Stock	5.2(b)(i)
Parent Disclosure Letter	5.2
Parent Expenses	8.5(c)
Parent Intervening Event	6.3(d)
Parent Material Adverse Effect	5.2(a)
Parent Preferred Stock	5.2(b)(i)
Parent Recommendation	5.2(c)
Parent Reports	5.2(e)(i)
Parent Requisite Vote	5.2(c)
Parent Stock Plans	5.2(b)(i)
Parent Stockholders Meeting	6.5(c)(i)
Parent Superior Proposal	6.3(d)
Parent Termination Fee	8.6
Payment	8.7(b)
Payor	8.7(b)
PBGC	5.1(h)(v)
Permanent Financing	6.16(c)
Person	4.2(b)
Personal Data	5.1(o)(vii)
Phantom Unit	4.6(d)
Preferred Shares	5.1(b)(i)
Proceedings	5.1(g)
Real Property Leases	5.1(q)(ii)
Recipient	8.7(b)
Redacted Fee Letter	5.2(l)
Registered IP	5.1(o)(i)
Regulatory Actions	6.6(d)
Representatives	6.2(a)
Required Governmental Consents	7.1(b)
Required Information	6.16(c)
Revolver Cap	6.1(b)(iv)
Revolving Credit Facility	6.16(a)
Rollover Options	4.6(a)
S&P	4.2(a)
Sarbanes-Oxley Act	5.1(e)(i)
Scripps Family Agreement	6.5(a)
SEC	5.1(e)(i)
Second Request	6.6(b)
Section 409A	4.6(b)

Defined Term	Section
Securities Act	5.1(d)(i)
Senior Executives	6.1(a)(iii)
Series A Common Stock	5.2(b)(i)
Series B Common Stock	5.2(b)(i)
Series C Common Stock	5.2(b)(i)
Series A Preferred Stock	5.2(b)(i)
Series C Preferred Stock	5.2(b)(i)
Shares	4.1(a)(i)
Significant Subsidiary	5.1(a)
Statutory Plan	5.1(h)(i)
Stock Award Consideration	4.6(b)(ii)
Stock Electing Share	4.1(a)(i)(C)
Stock Election	4.1(a)(i)(C)
Stock Election Consideration	4.1(a)(i)(C)
Subsidiary	5.1(a)
Substitute Financing	6.16(a)
Surviving Company	1.1
Takeover Statute	5.1(l)
Tax	5.1(n)
Tax Return	5.1(n)
Taxable	5.1(n)
Taxes	5.1(n)
Termination Date	8.2(a)
Trading Day	4.1(a)(iv)(D)
Uncertificated Shares	4.1(a)(ii)
Willful Breach	8.7(a)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated as of July 30, 2017, among SCRIPPS NETWORKS INTERACTIVE, INC., an Ohio corporation (the “Company”), DISCOVERY COMMUNICATIONS, INC., a Delaware corporation (“Parent”), and SKYLIGHT MERGER SUB, INC., an Ohio corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the board of directors of the Company, by resolutions duly adopted, has unanimously approved the merger of the Merger Sub with and into the Company with the Company as the surviving corporation in the merger (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and approved and declared advisable this Agreement, and has resolved to recommend to its shareholders the adoption of this Agreement;

WHEREAS, the board of directors of Parent, by resolutions duly adopted, has unanimously by those voting (i) approved this Agreement and the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement, (ii) adopted and approved this Agreement and (iii) resolved to recommend to its stockholders the approval of the issuance of shares of Series C Common Stock in connection with the Merger as contemplated by this Agreement;

WHEREAS, the board of directors of Merger Sub, by resolutions duly adopted, has unanimously approved the Merger upon the terms and subject to the conditions set forth in this Agreement, has approved and declared advisable this Agreement, and has resolved to recommend to its shareholder the adoption of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the Company’s willingness to enter into this Agreement, John C. Malone is entering into an agreement with the Company to vote shares of Series B Common Stock held by such stockholder in favor of the approval of the issuance of shares of Series C Common Stock in connection with the Merger as contemplated by this Agreement;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, Advance/Newhouse Programming Partnership is (i) submitting to the Company contemporaneously with the execution of this Agreement, in respect of all shares of Series A Preferred Stock held by such stockholder, a written consent in accordance with Section 228 of the DGCL and Article IV, Section C.5(d) of the Parent Certificate of Incorporation consenting to Parent’s entry into the Merger Agreement, consummation of the Merger and the other transactions contemplated hereby for purposes of any Special Class Vote Matter to which such actions relate and (ii) entering into an agreement with the Company to vote shares of Series A-1 Preferred Stock that will be held by such stockholder in favor of the approval of the issuance of shares of Series C Common Stock in connection with the Merger as contemplated by this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain members of the Scripps family who are holders of Shares are entering into an agreement with Parent to vote the Common Voting Shares held by such stockholders in favor of the Merger; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving company in the Merger (sometimes hereinafter referred to as the “Surviving Company”), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the Ohio General Corporation Law (the “OGCL”).

1.2 Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, as soon as reasonably practicable, and in no event later than three (3) Business Days, following the day on which the last to be satisfied or waived of each of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall have been satisfied or waived in accordance with this Agreement or (b) at such other place and time and/or on such other date as the Company and Parent may otherwise agree in writing (the date on which the Closing occurs, the “Closing Date”). For purposes of this Agreement, the term “Business Day” shall mean any day of the year other than a Saturday, Sunday or day on which banks are not required or authorized by Law to close in New York City.

1.3 Effective Time. Immediately following the Closing, the Company and Parent will cause a Certificate of Merger with respect to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Ohio as provided in the OGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Ohio, or at such later time as may be agreed upon by the parties hereto in writing and set forth in the Certificate of Merger in accordance with the OGCL (the “Effective Time”).

ARTICLE II

ORGANIZATIONAL DOCUMENTS OF THE SURVIVING COMPANIES

2.1 The Articles of Incorporation. At the Effective Time, the articles of incorporation of the Merger Sub in effect immediately prior to the Effective Time shall be the articles of incorporation (the “Articles of Incorporation”) of the Surviving Company, until thereafter amended as provided therein or by applicable Law, except that references to the name of Merger Sub shall be replaced by the name of the Company and references to the incorporator shall be removed.

2.2 The Code of Regulations. At the Effective Time, the code of regulations of Merger Sub in effect immediately prior to the Effective Time shall be the code of regulations of the Surviving Company (the “Code of Regulations”), until thereafter amended as provided therein or by applicable Law, except that references to the name of Merger Sub shall be replaced by the name of the Company.

ARTICLE III

DIRECTORS AND OFFICERS OF THE SURVIVING COMPANY

3.1 Directors of the Surviving Company. The parties hereto shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Code of Regulations.

3.2 Officers of the Surviving Company. The parties hereto shall take all actions necessary so that the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Code of Regulations.

ARTICLE IV

EFFECT OF THE MERGER ON SECURITIES; EXCHANGE

4.1 Effect on Capital Stock.

(a) At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company, Parent or Merger Sub:

(i) Merger Consideration. Each common voting share, $0.01 par value per share, of the Company (the “Common Voting Shares”) and each Class A Common Share, $0.01 par value per share, of the Company (the “Class A Shares” and, collectively with the Common Voting Shares, the “Shares” and each a “Share”) issued and outstanding immediately prior to the Effective Time (other than (A) Shares owned by Parent or Merger Sub and (B) Shares that are owned by shareholders (“Dissenting Shareholders”) who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 1701.84 of the OGCL (each such Share referred to in clauses (A) and (B) above, an “Excluded Share” and, collectively, “Excluded Shares”)) shall be converted into the right to receive the following consideration (the “Merger Consideration”):

(A) Each Share with respect to which an election to receive a combination of stock and cash (a “Mixed Election”) has been properly made and not revoked pursuant to Section 4.3 (each, a “Mixed Consideration Electing Share”) and each Non-Electing Share shall be converted into the right to receive (1) a number of validly issued, fully paid and nonassessable shares of Series C Common Stock (the “Mixed Election Stock Consideration”) equal to the product of (w) the applicable Base Exchange Ratio and (x) 0.30 and (2) an amount in cash, without interest, equal to the sum (the “Mixed Election Cash Consideration” and, together with the Mixed Election Stock Consideration, the “Mixed Election Consideration”) of (y) $63.00 plus (z) the Cash Top-Up Amount, if any;

(B) Each Share with respect to which an election to receive cash (a “Cash Election”) has been properly made and not revoked pursuant to Section 4.3 (each, a “Cash Electing Share”) shall be converted into the right to receive an amount in cash, without interest (the “Cash Election Consideration”), equal to the dollar value of the Mixed Election Consideration (which, for the avoidance of doubt, shall be calculated with the Mixed Election Stock Consideration being valued based on the Average Parent Stock Price), except that if the product of the number of Cash Electing Shares and the Cash Election Consideration (such product, the “Aggregate Cash Election Amount”) exceeds the Available Cash Election Amount, then each Cash Electing Share shall be converted into the right to receive (1) an amount in cash, without interest, equal to the product of (w) the Cash Election Consideration and (x) a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Aggregate Cash Election Amount (such fraction, the “Cash Fraction”) and (2) a number of validly issued, fully paid and nonassessable shares of Series C Common Stock equal to the product of (y) a fraction, the numerator of which shall be an amount equal to the dollar value of the Mixed Election Consideration (which, for the avoidance of doubt, shall be calculated with the Mixed Election Stock Consideration being valued based on the Average Parent Stock Price) and the denominator of which shall be the Average Parent Stock Price and (z) one minus the Cash Fraction; and

(C) Each Share with respect to which an election to receive stock consideration (a “Stock Election”) has been properly made and not revoked pursuant to Section 4.3 (each, a “Stock Electing Share”) shall be converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Series C Common Stock (the “Stock Election Consideration”) equal to the quotient obtained by dividing (1) an amount equal to the dollar value of the Mixed Election Consideration (which, for the avoidance of doubt, shall be calculated with the Mixed Election Stock Consideration being valued based on the Average Parent Stock Price) by (2) the Average Parent Stock Price; provided that if the Available Cash Election Amount exceeds the Aggregate Cash Election Amount, then each Stock Electing Share shall be converted into the right to receive (3) an amount in cash, without interest, equal to (w) the amount by which the Available Cash Election Amount exceeds the Aggregate Cash Election Amount, divided by (x) the number of Stock Electing Shares and (4) a number of validly issued, fully paid and nonassessable shares of Series C Common Stock equal to the product of (y) the quotient obtained by dividing (I) an amount equal to the dollar value of the Mixed Election Consideration (which, for the avoidance of doubt, shall be calculated with the Mixed Election Stock Consideration being valued based on the Average Parent Stock Price) by (II) the Average Parent Stock Price and (z) a fraction, the numerator of which shall be the Cash Election Consideration minus the amount calculated in clause (3) of this paragraph and the denominator of which shall be the Cash Election Consideration.

(ii) At the Effective Time, all of the Shares (other than Excluded Shares) shall cease to be outstanding, shall be cancelled and shall cease to exist, and (A) each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) and (B) each book-entry account formerly representing any uncertificated Shares (“Uncertificated Shares”) (other than Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration, any distributions or dividends payable pursuant to Section 4.2(c) and cash in lieu of any fractional shares of Series C Common Stock payable pursuant to Section 4.2(e), without interest, in each case to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 4.2, in the case of certificated Shares, and automatically in the case of Uncertificated Shares, and each Certificate and Uncertificated Share formerly representing Shares owned by Dissenting Shareholders shall thereafter represent only the rights granted to Dissenting Shareholders by the OGCL.

(iii) Maximum Merger Consideration. For the avoidance of doubt:

(A) Subject to Section 4.5, the Mixed Election Cash Consideration shall not exceed (1) in the event that Parent shall not have made the Cash Top-Up Election, $63.00 or (2) in the event that Parent shall have made the Cash Top-Up Election, $66.38; and

(B) The aggregate amount of cash paid (not including cash paid pursuant to Section 4.2(e)), and the aggregate number of shares of Series C Common Stock issued, to all of the holders of Shares pursuant to this Section 4.1(a) shall not exceed the aggregate amount of cash that would have been paid, and the aggregate number of shares of Series C Common Stock that would have been issued, to all of the holders of Shares had the Mixed Election been made with respect to each Share.

(iv) Certain Definitions with Respect to the Merger Consideration.

(A) The term “Available Cash Election Amount” means the difference between (1) the product of the Mixed Election Cash Consideration and the total number of Shares issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) minus (2) the product of the number of Mixed Consideration Electing Shares (including any Non-Electing Shares) and the Mixed Election Cash Consideration.

(B) The term “Base Exchange Ratio” means the following (in each case rounded to four decimal places):

I.	if the Average Parent Stock Price is greater than $28.70, then the Base Exchange Ratio shall be 3.1360;

II.	if the Average Parent Stock Price is greater than or equal to $22.32 but less than or equal to $28.70, then the Base Exchange Ratio shall equal the quotient obtained by dividing (y) $90.00 by (z) the Average Parent Stock Price; or

III.	if the Average Parent Stock Price is less than $22.32, then the Base Exchange Ratio shall be 4.0320.

Notwithstanding the foregoing, if the Base Exchange Ratio would be greater than 3.5280 but for this paragraph, then Parent shall have the right, in its sole discretion, to reduce the Base Exchange Ratio to no less than 3.5280 (such election, the “Cash Top-Up Election” and, the amount by which Parent has decided to reduce the Base Exchange Ratio (rounded to four decimal places), the “Base Exchange Ratio Reduction”) and, in such case, the Base Exchange Ratio shall be the amount determined by Parent pursuant to this paragraph. Parent shall make a public announcement of its determination to make a Cash Top-Up Election, and the Base Exchange Ratio Reduction, to the extent applicable, at least two (2) Trading Days prior to the Closing Date.

The term “Cash Top-Up Amount” means:

I.	in the event that Parent shall have made the Cash Top-Up Election, an amount in cash, without interest, equal to the product of (x) the Base Exchange Ratio Reduction, (y) 0.30 and (z) the Average Parent Stock Price (such product, for the avoidance of doubt, not to exceed $3.38);

II.	in the event that Parent shall not have made the Cash Top-Up Election, zero.

(C) The term “Average Parent Stock Price” means the volume weighted average price of Series C Common Stock on NASDAQ Global Select Market (“NASDAQ”) (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) measured on a cumulative basis over the fifteen (15) consecutive Trading Days ending on (and including) the Trading Day that is three (3) Trading Days prior to the date of the Effective Time.

(D) The term “Trading Day” means a day on which shares of Series C Common Stock are traded on the NASDAQ.

(v) Cancellation of Excluded Shares. Subject to Section 4.4, each Excluded Share shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(b) Merger Sub. Each common share, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Company, and such converted shares shall constitute the only outstanding shares of capital stock of the Surviving Company.

4.2 Exchange of Certificates.

(a) Exchange Agent. At the Effective Time, Parent shall deposit, or cause to be deposited, with an exchange agent selected by Parent with the Company’s prior approval, which shall not be unreasonably withheld, conditioned or delayed (the “Exchange Agent”), for the benefit of the holders of Shares, (i) an aggregate number of shares of Series C Common Stock to be issued in uncertificated form or book-entry form and (ii) an aggregate amount of cash, in each case, comprising approximately the amounts required to be delivered pursuant to Section 4.1(a) in respect of Shares. In addition, Parent shall deposit, or cause to be deposited, with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions payable pursuant to Section 4.2(c) with respect to the Series C Common Stock issued pursuant to the Merger with respect to Shares with a record and payment date after the Effective Time and prior to the surrender of such Shares and cash in lieu of any fractional shares payable pursuant to Section 4.2(e). All shares of Series C Common Stock and cash, together with the amount of any dividends and distributions deposited with the Exchange Agent pursuant to this Section 4.2(a), shall hereinafter be referred to as the “Exchange Fund”. The Exchange Agent shall invest the cash portion of the Exchange Fund as directed by Parent; provided that (i) such investments shall be an obligation of, or guaranteed by, the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. (“Moody’s”) or Standard & Poor’s Corporation (“S&P”), respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks and (ii) no such investment (or losses thereon) shall affect the amount of the aggregate cash portion of the Merger Consideration payable to the holders of Shares pursuant to Section 4.1(a). To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. No later than five (5) Business Days prior to the Closing, Parent shall enter into an agreement with the Exchange Agent, in form and substance reasonably satisfactory to the Company (which confirmation of satisfaction shall not be unreasonably withheld, conditioned or delayed), to effect the applicable terms of this Agreement.

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within five (5) Business Days thereafter), Parent shall cause the Exchange Agent to mail to each holder of record of Certificates (other than Excluded Shares or any holder of a Certificate who properly made and did not revoke a Mixed Election, a Cash Election or a Stock Election pursuant to Section 4.3) a letter of transmittal in customary form advising such holder of the effectiveness of the Merger and the conversion of its Shares into the right to receive the Merger Consideration, and specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(g)) and instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(g)). Each holder of a Certificate who properly made and did not revoke a Mixed Election, a Cash Election or a Stock Election pursuant to Section 4.3 shall be entitled to receive in exchange therefor the Mixed Election Consideration, the Cash Election Consideration or the Stock Election Consideration, as applicable, for each Share formerly represented by such Certificate, any dividends or other distributions payable pursuant to Section 4.2(c) and cash in lieu of any fractional shares of Series C Common Stock payable pursuant to Section 4.2(e), and the Certificate so surrendered shall forthwith be cancelled. Each holder of a Certificate representing Non-Electing Shares, upon the surrender of such Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(g)) to the Exchange Agent in accordance with the terms of such transmittal materials, shall be entitled to receive in exchange therefor the Mixed Election Consideration for each Non-Electing Share formerly represented by such Certificate, any dividends or other distributions payable pursuant to Section 4.2(c) and cash in lieu of fractional shares of Series C Common Stock payable pursuant to 4.2(e), and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, the proper number of shares of Series C Common Stock in uncertificated form, together with a check for any cash to be paid upon due surrender of the Certificate and any other dividends or distributions in respect thereof, may be issued and/or paid to such a transferee if the Certificate formerly representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable. If any shares (or evidence of shares in book-entry form) of Series C Common Stock are to be issued to a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any stock transfer or other Taxes required by reason of the issuance of shares (or evidence of shares in book-entry form) of Series C Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of Parent or the Exchange Agent that such Taxes have been paid or are not applicable.

For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(c) Distributions with Respect to Unexchanged Shares. All shares of Series C Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Series C Common Stock, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Series C Common Stock issuable in the Merger. No dividends or other distributions in respect of the Series C Common Stock issued pursuant to the Merger shall be paid to any holder of any unsurrendered Certificate until such Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(g)) is surrendered for exchange in accordance with this Article IV. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(g)), there shall be issued and/or paid to the holder of the whole shares of Series C Common Stock issued in exchange therefor, without interest thereon, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Series C Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Series C Common Stock with a record date after the Effective Time, but with a payment date subsequent to surrender.

(d) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

(e) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Series C Common Stock will be issued and any holder of Shares entitled to receive a fractional share of Series C Common Stock but for this Section 4.2(e) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent (after aggregating all fractional Shares otherwise due to such holder) and shall represent such holder’s proportionate interest in a share of Series C Common Stock based on the Average Parent Stock Price.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for one-hundred and eighty (180) days after the Effective Time shall be delivered, at Parent’s option, to Parent. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to Parent for delivery of any shares of Series C Common Stock and payment of cash and any dividends and other distributions in respect of the Series C Common Stock to be issued or paid pursuant to the provisions of this Article IV (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(g)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, such Merger Consideration shall become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it, the Exchange Agent or the Surviving Company with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the cash, shares of Series C Common Stock and any dividends and other distributions in respect of the Series C Common Stock that would have been issuable or payable pursuant to the provisions of this Article IV (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) had such lost, stolen or destroyed Certificate been surrendered.

(h) Withholding Rights. Each of Parent, Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent,

Merger Sub or the Exchange Agent, as the case may be, such withheld amounts (i) shall be remitted by Parent, Merger Sub or the Exchange Agent, as applicable, to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, Merger Sub or the Exchange Agent, as the case may be.

(i) Uncertificated Shares. Any holder of Uncertificated Shares that are Non-Electing Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Mixed Election Consideration, any dividends or other distributions payable pursuant to Section 4.2(c) and cash in lieu of any fractional shares of Series C Common Stock payable pursuant to Section 4.2(e) that such holder is entitled to receive. In lieu thereof, each registered holder of one or more Uncertificated Shares (other than any holder of an Uncertificated Share who properly made and did not revoke a Mixed Election, a Cash Election or a Stock Election pursuant Section 4.3) shall automatically upon the Effective Time be entitled to receive, and the Surviving Company shall cause the Exchange Agent to pay and deliver as soon as reasonably practicable after the Effective Time (but in no event more than five (5) Business Days thereafter), the Mixed Election Consideration, any dividends or other distributions payable pursuant to Section 4.2(c) and cash in lieu of any fractional shares of Series C Common Stock payable pursuant to Section 4.2(e) for each Uncertificated Share.

4.3 Election Procedure.

(a) Each person who, on or prior to the Election Date, is a registered holder of Shares, other than Excluded Shares, shall be entitled to specify the number of such holder’s Shares with respect to which such holder makes a Mixed Election, a Cash Election or a Stock Election by complying with the procedures set forth in this Section 4.3.

(b) Parent shall prepare and file as an exhibit to the Form S-4 a form of election (the “Form of Election”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Form of Election and such Certificates to the Exchange Agent, and which shall be in such form and shall have such other customary provisions as Parent and the Company may reasonably agree) and the Company shall mail to each registered holder of Shares as of the record date for the Company Shareholders Meeting the Form of Election with the Company’s proxy statement. The Form of Election shall be used by each registered holder of Shares (or, in the case of nominee holders, the beneficial owner through proper instructions and documentation) to make a Mixed Election, a Cash Election or a Stock Election. In the event that a holder fails to make a Mixed Election, a Cash Election or a Stock Election with respect to any Shares held or beneficially owned by such holder, then such holder shall be deemed to have made a Mixed Election with respect to those Shares (each such Share, a “Non-Electing Share”). The Company shall use its commercially reasonable efforts to make the Form of Election available to all persons who become registered holders of Shares during the period between the record date for the Company Shareholders Meeting and the Election Date.

(c) Any holder’s election will be deemed properly made only if the Exchange Agent has received at its designated office, by 5:00 p.m. (New York City time) on (i) the date of the Company Shareholders Meeting or (ii) if the Closing Date is more than four (4) Business Days after the date of the Company Shareholders Meeting, the date that is two (2) Business Days preceding the Closing Date (the “Election Date”), a Form of Election duly completed and validly executed and accompanied by (A) Certificates representing the Shares to which such Form of Election relates (or customary affidavits and, if required by the procedures set forth in the Form of Election, the posting by such person of a bond in such reasonable amount as the Form of Election may direct, as indemnity against any claim that may be made against the Surviving Company with respect to such Certificate) or (B) in the case of Uncertificated Shares, any additional documents required by the procedures set forth in the Form of Election. Parent and the Company shall publicly announce the anticipated Election Date at least five (5) Business Days prior to the anticipated Closing Date. If the Closing Date is delayed to a subsequent date, the Election Date shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Date.

(d) After a Mixed Election, a Cash Election or a Stock Election is validly made with respect to any Shares, no further registration of transfers of such shares shall be made on the stock transfer books of the Company, unless and until such Mixed Election, Cash Election or Stock Election is properly revoked in accordance with this Section 4.3. Any Mixed Election, Cash Election or Stock Election may be revoked with respect to all or a portion of the Shares subject thereto by the holder who submitted the applicable Form of Election by written notice received by the Exchange Agent prior to 5:00 p.m. (New York City time) on the Election Date. In addition, all Mixed Elections, Cash Elections and Stock Elections shall automatically be revoked if this Agreement is terminated in accordance with Article VIII. If a Mixed Election, a Cash Election or a Stock Election is revoked, the Shares to which such election previously applied shall be treated as Non-Electing Shares unless and until a Mixed Election, a Cash Election or a Stock Election in respect of such Shares is subsequently submitted to the Exchange Agent on or prior to the Election Date in accordance with this Section 4.3. Certificates will not be returned to holders unless the holder so requests.

(e) The determination of the Exchange Agent (or the joint determination of Parent and the Company, in the event that the Exchange Agent declines to make any such determination) shall be conclusive and binding as to whether or not a Mixed Election, a Cash Election or a Stock Election has been properly made or revoked pursuant to this Section 4.3 and as to when Mixed Elections, Cash Elections and Stock Elections and revocations were received by the Exchange Agent. The Exchange Agent (or Parent and the Company jointly, in the event that the Exchange Agent declines to make the following computation) shall also make all computations contemplated by Section 4.1, and absent manifest error this computation shall be conclusive and binding. The Exchange Agent may, with the written agreement of Parent and the Company, make any rules as are consistent with this Section 4.3 for the implementation of Mixed Elections, Cash Elections and Stock Elections as shall be necessary or desirable to effect such elections in accordance with the terms of this Agreement.

4.4 Dissenters’ Rights. No Dissenting Shareholder shall be entitled to receive shares of Series C Common Stock or cash or any dividends or other distributions pursuant to the provisions of this Article IV unless and until the holder thereof shall have effectively withdrawn or lost such holder’s right to dissent (through failure to perfect or otherwise) from the Merger under the OGCL, and any Dissenting Shareholder shall be entitled to only such rights as are provided by Section 1701.84 of the OGCL with respect to Shares owned by such Dissenting

Shareholder. If any Person who otherwise would be deemed a Dissenting Shareholder shall have effectively withdrawn or lost the right to dissent (through failure to perfect or otherwise) under Section 1701.84 of the OGCL or if a court of competent jurisdiction shall finally determine that the Dissenting Shareholder is not entitled to relief provided by Section 1701.84 of the OGCL with respect to any Shares, such Shares shall thereupon be treated as though such Shares had been converted, as of the Effective Time, into the right to receive the Mixed Election Consideration without interest and less any required Tax withholding. The Company shall give Parent (i) prompt written notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to shareholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

4.5 Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for any such Shares, or Parent changes the number of shares of Series C Common Stock or securities convertible or exchangeable into or exercisable for any such Series C Common Stock, in each case issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, subdivision, or other similar transaction, the Merger Consideration shall be equitably adjusted to eliminate the effects of such event on the Merger Consideration.

4.6 Treatment of Equity Awards.

(a) Treatment of Stock Options. At the Effective Time, with respect to each outstanding option to purchase Shares (a “Company Option”) under the Company Stock Plans, whether vested or unvested, (x) if the exercise price of such Company Option is equal to or greater than the Cash Election Consideration, such Company Option shall terminate and be cancelled as of immediately prior to the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect, and (y) if the exercise price of such Company Option is less than the Cash Election Consideration, thirty percent (30%) of such Company Options held by each holder thereof (rounded to the nearest whole share), other than any Company Option that is not held by a Company Employee and any Company Option held by a non-employee Director, shall be deemed to be “Rollover Options” and the remaining Company Options (other than Company Options cancelled pursuant to clause (x) above) shall be deemed to be “Cash-Out Options”. At the Effective Time, automatically and without any required action on the part of the holder thereof:

(i) each such Cash-Out Option shall terminate and be cancelled as of immediately prior to the Effective Time in exchange for the right to receive, in accordance with this Section 4.6(a), a lump sum cash payment in the amount equal to (i) the number of Shares subject to the Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of the dollar value of the Cash Election Consideration (the “Cash Award Consideration”), over the applicable exercise price (the “Option Payment”). The Option Payment (if any) payable under this Section 4.6(a) to each former holder of a Company Option that was outstanding immediately prior to the Effective Time shall be paid through the Surviving Company’s payroll to such former holder as soon as practicable following the Effective Time (but in any event not later than ten (10) Business Days thereafter), net of any Taxes withheld pursuant to Section 4.2(h); and

(ii) each Rollover Option shall be assumed and converted automatically into a fully-vested option (an “Adjusted Stock Option”) to purchase, on substantially the same terms and conditions (other than vesting) as were applicable under such Rollover Option immediately prior to the Effective Time, the number of shares of Series C Common Stock (rounded down to the nearest whole number of shares) equal to the product of (A) the number of Shares subject to such Rollover Option immediately prior to the Effective Time, multiplied by (B) the Option Exchange Ratio, which Adjusted Stock Option shall have an exercise price per share of Series C Common Stock equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the exercise price per Share subject to such Rollover Option immediately prior to the Effective Time, by (y) the Option Exchange Ratio. The “Option Exchange Ratio” shall equal the quotient (rounded to four decimal places) obtained by dividing (i) the weighted average price of the Class A Shares on the NASDAQ on the Trading Day immediately prior to the date of the Effective Time by (ii) the Average Parent Stock Price.

(b) Treatment of Restricted Stock Units. At the Effective Time, thirty percent (30%) of each outstanding award of restricted stock units that is subject solely to time-based vesting (a “Company Restricted Stock Unit”) that was granted under the Company Stock Plans that is outstanding or payable as of immediately prior to the Effective Time, whether vested or unvested (other than the Company Restricted Stock Units listed on Section 4.6(b) of the Company Disclosure Letter, which, together with the Company Performance Stock Units listed on Section 4.6(b) of the Company Disclosure Letter, constitute all Company Restricted Stock Units and Company Performance Stock Units that do not, by their terms, vest upon a change of control (the “Continuing Awards”)), shall be deemed to be “Converted Units” and the remaining seventy percent (70%) of each award of Company Restricted Stock Units (excluding Continuing Awards) shall be deemed to be “Cash-Out Units”. At the Effective Time, automatically and without any required action on the part of the holder thereof:

(i) each Company Restricted Stock Unit that is a Cash-Out Unit shall terminate and be cancelled as of immediately prior to the Effective Time in exchange for the right to receive a lump sum cash payment equal to (i) the number of Shares subject to such Cash-Out Unit, multiplied by (ii) Cash Award Consideration; and

(ii) each Company Restricted Stock Unit that is a Converted Unit (other than Continuing Awards) shall be assumed and converted automatically into a fully vested restricted stock unit relating to shares of Series C Common Stock (an “Adjusted Unit Award”) entitling the holder to receive, on substantially the same terms and conditions (other than vesting) as were applicable under such Converted Unit immediately prior to the Effective Time (and after giving effective to any acceleration of vesting resulting from the consummation of the Merger), a number of shares of Series C Common Stock (rounded down to the nearest whole number of shares of Parent Series C Common Stock) equal to the product of (x) the total number of Shares subject to such Converted Unit immediately prior to the Effective Time multiplied by (y) the Stock Award Consideration, with any fractional shares being rounded down to the nearest whole share of Series C Common Stock. The “Stock Award Consideration” shall equal the Stock Election Consideration determined without giving effect to the proviso in Section 4.1(a)(i)(C).

(iii) Following the Effective Time, no such Company Restricted Stock Unit that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Company Restricted Stock Unit shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 4.6(b) in exchange for such Company Restricted Stock Unit in accordance with this Section 4.6(b) (or, with respect to Continuing Awards, as set forth in Section 4.6(d)). The consideration payable under this Section 4.6(b) to each former holder of a Company Restricted Stock Unit that was outstanding immediately prior to the Effective Time shall be paid through the Surviving Company’s payroll to, or, with respect to Converted Units, through the grant of an Adjusted Unit Award and settlement through the issuance of shares of Series C Common Stock in the name of, such former holder as soon as practicable following the Effective Time (but in any event not later than ten (10) Business Days thereafter), net of any Taxes withheld pursuant to Section 4.2(h); provided, however, that that to the extent any such payment would cause an impermissible acceleration event under Section 409A of the Code (“Section 409A”), such amounts shall become vested at the Effective Time and will be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A.

(c) Treatment of Performance Restricted Stock Units. At the Effective Time, thirty percent (30%) of each outstanding award of restricted stock units that is subject to performance-based vesting (a “Company Performance Stock Unit”) that was granted under the Company Stock Plans that is outstanding or payable as of immediately prior to the Effective Time, whether vested or unvested (other than any that are Continuing Awards, shall be deemed to be Converted Units and the remaining 70% percent of each award of Company Performance Stock Units (excluding any that are Continuing Awards) shall be deemed to be Cash-Out Units. At the Effective Time, automatically and without any required action on the part of the holder thereof:

(i) each Company Performance Stock Unit that is a Cash-Out Unit shall terminate and be cancelled as of immediately prior to the Effective Time in exchange for the right to receive a lump sum cash payment equal to (x) the number of Shares subject to such Cash-Out Unit that would vest assuming target levels of achievement were met, multiplied by (y) the Cash Award Consideration; and

(ii) each Company Performance Stock Unit that is a Converted Unit (other than Continuing Awards) shall be assumed and converted automatically into a fully vested Adjusted Unit Award entitling the holder to receive, on substantially the same terms and conditions (other than vesting) as were applicable under such Converted Unit immediately prior to the Effective Time (and after giving effective to any acceleration of vesting resulting from the consummation of the Merger), a number of shares of Series C Common Stock (rounded down to the nearest whole number of shares of Series C Common Stock) equal to the product of (x) the number of Shares subject to such Company Performance Stock Unit that would vest assuming target levels of achievement were met, multiplied by (y) the Stock Award Consideration, with any fractional shares being rounded down to the nearest whole share of Series C Common Stock.

(iii) Following the Effective Time, no such Company Performance Stock Unit that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Company Performance Stock Unit shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 4.6(c) in exchange for such Company Performance Stock Unit in accordance with this Section 4.6(c) (or, with respect to Continuing Awards, as set forth in Section 4.6(d)). The consideration payable under this Section 4.6(c) to each former holder of a Company Performance Stock Unit that was outstanding immediately prior to the Effective Time (other than Continuing Awards) shall be paid, with respect to Cash-Out Units, through the Surviving Company’s payroll to, or, with respect to Converted Units, through the grant of an Adjusted Unit Award and settlement through the issuance of shares of Series C Common Stock in the name of, such former holder as soon as practicable following the Effective Time (but in any event not later than ten (10) Business Days thereafter), net of any Taxes withheld pursuant to Section 4.2(h); provided, however, that to the extent any such payment or settlement would cause an impermissible acceleration event under Section 409A, such amounts shall become vested at target levels of achievement at the Effective Time and will be paid or settled at the earliest time such payment would not cause an impermissible acceleration event under Section 409A.

(d) Continuing Awards. Each Continuing Award shall be assumed and converted automatically into a restricted stock unit relating to shares of Series C Common Stock (a “Parent Award”) entitling the holder to receive, on substantially the same terms and conditions (including, for the avoidance of doubt, vesting) as were applicable under such Continuing Award immediately prior to the Effective Time, a number of shares of Series C Common Stock (rounded down to the nearest whole number of shares of Series C Common Stock) equal to the product of (x) the total number of Shares subject to such Continuing Award immediately prior to the Effective Time multiplied by (y) the Stock Award Consideration.

(e) Phantom Stock Units. Each phantom stock unit (each, a “Phantom Unit”) subject to the Company 2008 Deferred Compensation and Stock Plan for Directors and outstanding immediately prior to the Effective Time shall be deemed converted into an amount in cash equal to (i) the number of Phantom Units in the Director’s account, multiplied by (ii) the Cash Award Consideration. The consideration payable under this Section 4.6(e) to each former holder of a Phantom Unit that was outstanding immediately prior to the Effective Time shall be paid to such former holder as soon as practicable following the Effective Time (but in any event not later than ten (10) Business Days thereafter), net of any Taxes withheld pursuant to Section 4.2(h); provided, however, that to the extent any such payment would cause an impermissible acceleration event under Section 409A, such amounts will be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A.

(f) Further Action. At or prior to the Effective Time, the Company, the board of directors of the Company and the Compensation Committee, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 4.6 and to ensure that, notwithstanding anything to the contrary, following the Effective Time, no Person shall have any right to acquire any securities of the Company or to receive any payment, right or benefit with respect to any award previously granted under any Company Stock Plan, except the right to receive a payment, right or benefit with respect thereto as provided in this Section 4.6.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Company. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company at the time of entering into this Agreement (the “Company Disclosure Letter”) (it being understood that any disclosure set forth in one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure) or, as disclosed in any Company Reports filed on or after January 1, 2017 and not less than five (5) Business Days prior to the date of this Agreement (excluding all disclosures (other than statements of historical fact) in any “Risk Factors” section and any disclosures included in any such Company Reports that are cautionary, predictive or forward looking in nature, it being agreed that this parenthetical shall not apply to Sections 5.1(b) or (d)), the Company hereby represents and warrants to Parent and Merger Sub as follows:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent complete and correct copies of the respective articles of incorporation and code of regulations (or comparable organizational documents) of the Company and each of its Significant Subsidiaries as amended to and as in effect on the date of this Agreement.

As used in this Agreement, (i) the term “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, (ii) the term “Significant Subsidiary” means any Subsidiary of the Company or Parent, as applicable, that constitutes a “significant subsidiary” of the Company or Parent, as applicable, within the meaning of Rule 1-02 of Regulation S-X, (iii) the term “Affiliate” means, when used with respect to any party, any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act, (iv) “Company Material Adverse Effect” means any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, is materially adverse to the financial condition, properties, assets, business or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any such event, occurrence, fact, condition, change, development or effect resulting from or arising out of: (1) changes in, or events generally affecting, the financial, securities or capital markets, (2) general economic or political conditions in the United States or any foreign jurisdiction in which the Company or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, monetary policy or inflation, (3) changes in, or events generally affecting, the industries in which the Company or any of its Subsidiaries operate, (4) any acts of war, sabotage, civil disobedience or terrorism or natural disasters (including hurricanes, tornadoes, floods or earthquakes), (5) any failure by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial performance for any period, (6) a decline in the price of the Shares, or a change in the trading volume of the Shares, on the NASDAQ, provided that the exceptions in clauses (5) and (6) shall not prevent or otherwise affect a determination that any event, occurrence, fact, condition, change, development or effect underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Company Material Adverse Effect, (7) changes in Law, (8) changes in U.S. generally accepted accounting principles (“GAAP”) (or authoritative interpretation thereof), (9) the taking of any specific action expressly required by this Agreement or taken with Parent’s written consent to the extent the effects thereof are reasonably explained in writing by the Company prior to the time of such consent, or the failure to take any specific action expressly prohibited by this Agreement and as for which Parent declined to consent pursuant to Section 6.1(a), (10) the announcement or pendency (but, for the avoidance of doubt, not the consummation) of this Agreement and the Merger, including the impact thereof on the relationships with customers, suppliers (including production companies), talent, distributors, partners or employees or (11) any litigation brought by stockholders of the Company or Parent alleging breach of fiduciary duty or inadequate disclosure in connection with this Agreement or any of the transactions contemplated hereby; provided, however that the events, facts, conditions, changes, developments or effects set forth in the foregoing clauses (1), (2), (3), (4), (7) and (8) shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred to the extent such events, facts, conditions, changes, developments or effects have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate and (v) the term “Knowledge of the Company” means the actual knowledge of the individuals identified on Section 5.1(a)(v) of the Company Disclosure Letter.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of (A) 240,000,000 Class A Shares, (B) 60,000,000 Common Voting Shares and (C) 25,000,000 preferred shares, par value $0.01 per share (the “Preferred Shares”). As of the close of business on July 27, 2017, 95,956,398 Class A Shares and 33,850,481 Common Voting Shares were issued and outstanding and no Preferred Shares were issued and outstanding on such date. All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable, and have been issued in compliance with all applicable securities Laws. Section 5.1(b)(i)(A) of the Company Disclosure Letter identifies each Company Plan pursuant to which Shares may be issued (the “Company Stock Plans”), which, for avoidance of doubt, are the only Company Plans pursuant to which Shares may be issued, together with the aggregate number of Class A Shares reserved for issuance under each such Company Stock Plan and the aggregate number of such Class A Shares that are subject to outstanding awards granted under each such Company Stock Plan. Except as provided in the preceding sentence and except for Shares that after the date hereof become reserved for issuance or subject to issuance as permitted under this Agreement, the Company has no Shares reserved for, or subject to, issuance. The Company has no Preferred Shares or other shares of capital stock reserved for or subject to issuance (it being understood that “other shares of capital stock” shall not include Shares). Section 5.1(b)(i)(B) of the Company Disclosure Letter contains a correct and complete list as of July 27, 2017 of (x) the aggregate number and kind of Shares reserved for issuance pursuant to outstanding unexercised Company Options under the Company Stock Plans, including the applicable grant dates, exercise prices and expiration dates for such Company Stock Options, the number of Shares subject to outstanding Company Restricted Stock Units under the Company Stock Plans, including the applicable grant and vesting schedule for such Company Restricted Stock Units, and the aggregate number and kind of Shares subject to issuance pursuant to outstanding Company Performance Stock Units (assuming the achievement of performance criteria at both target and maximum levels) under the Company Stock Plans, including the applicable grant dates and performance criteria for such Company Performance Stock Units. The Company has delivered or made available to Parent or Parent’s Representatives copies of all Company Stock Plans, the forms of all stock option agreements evidencing Company Options, the forms of all agreements evidencing the Company Restricted Stock Units, Company Performance Stock Units and Phantom Units. No Subsidiary of the Company holds shares of capital stock of the Company. The Class A Shares constitute the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act.

(ii) From the close of business on July 27, 2017 to the execution of this Agreement, the Company has not issued any Shares except pursuant to the exercise of Company Options or the settlement of Company Restricted Stock Units or Company Performance Stock Units outstanding as of July 27, 2017, in accordance with their terms and, since the close of business on July 27, 2017, except as expressly permitted by this Agreement for the period following the date of this Agreement, the Company has not issued any Company Options, Phantom Units, Company Restricted Stock Units or Company Performance Stock Units. Upon any issuance of any Shares in accordance with the terms of the Company Stock Plans, such Shares will be duly authorized, validly issued and fully paid and nonassessable and free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”). Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable, and has been issued in compliance with all applicable securities Laws, and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any Lien (other than any Liens, except for Permitted Liens, for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been recorded in the Company’s financial statements). Except as set forth in Section 5.1(b)(i), as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity or voting securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from the Company or any of its Subsidiaries any equity or voting securities of the Company or any of its Subsidiaries, or giving any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not, and its Subsidiaries do not, have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company or its Subsidiaries on any matter. As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of the Subsidiaries of the Company. There are no proxies, voting trusts or other agreements or understandings to which the Company or any of the Subsidiaries of the Company is a party or is bound with respect to the voting or registration of the capital stock of, or other equity interests in, the Company or any of its Subsidiaries.

(iii) Section 5.1(b)(iii) of the Company Disclosure Letter sets forth, as of the date of this Agreement, (A) each of the Company’s Subsidiaries, its jurisdiction of incorporation or organization and the ownership interest of the Company in each such Subsidiary and (B) any other Person in which the Company or any of its Subsidiaries may hold capital stock or other equity interest that has a book value in excess of $10,000,000 (other than securities held by any employee benefit plan of the Company or any of its Subsidiaries or any trustee, agent or other fiduciary in such capacity under any such employee benefit plan). No Subsidiary of the Company owns any Shares.

(c) Corporate Authority and Approval. The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to (i) adoption of this Agreement by the holders of a majority of the outstanding Class A Shares entitled to vote on such matter at a meeting duly called and held for such purpose (the “Class A Requisite Vote”), (ii) the adoption of this Agreement by the holders of a majority of the outstanding Common Voting Shares entitled to vote on such matter at a meeting duly called and held for such purposes (the “Common Shares Requisite Vote”) and (iii) the adoption of this Agreement by the holders of a majority of the voting power of the Company entitled to vote thereon (together with the Class A Requisite Vote and the Common Shares Requisite Vote, the “Company Requisite Vote”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). As of the date of this Agreement, the board of directors of the Company has (i) (A) unanimously determined that the Merger is fair to, and in the best interests of, the Company and its shareholders, (B) approved the Merger and the other transactions contemplated hereby, (C) approved and declared advisable this Agreement, and (D) subject to Section 6.2, resolved to recommend the adoption of this Agreement to the holders of Class A Shares and to the holders of Common Voting Shares (the “Company Recommendation”), and (ii) directed that this Agreement be submitted to the holders of Shares for their adoption. The board of directors of the Company has taken all action so that Parent will not be an “interested shareholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case, as such term is used in Chapter 1704 of the OGCL) as a result of the execution of this Agreement or the consummation of the transactions in the manner contemplated hereby. The Company

Requisite Vote is the only vote of holders of any class or series of capital stock of the Company necessary to adopt this Agreement and to consummate the Merger and the other transactions contemplated hereby under applicable Law or the Company Articles of Incorporation or Company Code of Regulations.

(d) Governmental Filings; No Violations.

(i) Other than the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (A) pursuant to Section 1.3, (B) required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any applicable foreign competition Laws (the “Foreign Competition Laws”) in connection with the Merger, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), (C) to comply with state securities or “blue-sky” Laws and (D) as may be required with or to foreign and transnational Governmental Entities pursuant to applicable foreign and transnational Laws regarding the provision of broadcasting or audio-visual media services (such Governmental Entities, “Foreign Regulators”, and such Laws, “Foreign Regulatory Laws”), no filings, notices and/or reports are required to be made by the Company or its Subsidiaries with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by the Company or its Subsidiaries from, any domestic, foreign, multinational or transnational governmental, competition or regulatory authority, court, arbitral tribunal, commission, body or other legislative, executive or judicial governmental entity or self-regulatory agency (including any political subdivision thereof or any state-owned or state-controlled enterprise) (each, a “Governmental Entity”) in connection with the execution, delivery and performance of this Agreement by the Company and/or the consummation by the Company of the Merger and the other transactions contemplated hereby, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a conflict with, a breach or violation of, or a default under, the Amended and Restated Articles of Incorporation of the Company, dated March 5, 2009 (the “Company Articles of Incorporation”) or the Amended and Restated Code of Regulations, dated March 5, 2009 (the “Company Code of Regulations”) or the comparable governing instruments of any of its Significant Subsidiaries, (B) with or without the lapse of time or the giving of notice or both, a conflict with, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the loss of any benefit under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to (1) any agreement, lease, license, contract, consent, settlement, note, mortgage, indenture, arrangement, understanding or other obligation (“Contracts”) binding upon the Company or any of its Subsidiaries, or, (2) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods and authorizations referred to in Section 5.1(d)(i) are made or obtained and receipt of the Company Requisite Vote, under any Law, Order or License to which the Company or any of its Subsidiaries is subject or (C) any change in the rights or obligations under any Contract to which the Company or any of its Subsidiaries is a party, except, in the case of clauses (B) and (C) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(e) Company Reports; Financial Statements. (i) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act since January 1, 2015 (the “Applicable Date”) (the forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) The Company has timely responded to all comment letters from the Staff of the SEC relating to the Company Reports, and the SEC has not asserted that any of such responses are inadequate, insufficient or otherwise non-responsive. None of the Company Reports filed on or prior to the date hereof is, to the Knowledge of the Company, subject to ongoing SEC review or investigation, and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

(iii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.

(iv) The Company has established and maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company has established and maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting provides reasonable assurance (A) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (B) that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the directors of the Company and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s financial statements. The Company has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company’s board of directors (x) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available prior to the date of this Agreement to Parent (I) either materials relating to or a summary of any disclosure of matters described in clauses (x) or (y) in the preceding sentence made by management of the Company to its auditors and audit committee on or after the Applicable Date and prior to the date of this Agreement and (II) any material communication on or after the Applicable Date and prior to the date of this Agreement made by management of the Company or its auditors to the audit committee as required by the listing standards of the NASDAQ, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date, no complaints from any source regarding a material violation of accounting procedures, internal accounting controls or auditing matters or compliance with Law, including from Company Employees regarding questionable accounting, auditing or legal compliance matters have, to the Knowledge of the Company, been received by the Company.

(v) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of the Company and its Subsidiaries, as of the date of such balance sheet, and each of the consolidated statements of income, cash flows and changes in stockholders’ equity (deficit) included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto. Each of the consolidated financial statements (including the related notes and schedules) included in or incorporated by reference into the Company Reports complied, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, and were prepared in accordance with GAAP applied on a consistent basis during the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act).

(vi) Neither the Company nor any of its Subsidiaries has incurred any Indebtedness, or issued or sold any debt securities or rights to acquire any debt security of the Company or any of its Subsidiaries, the terms of which, or the terms of any instrument under which such Indebtedness, debt securities or rights were issued, requires the public listing of such Indebtedness, debt securities or rights or the maintenance by the Company or any of its Subsidiaries of registration under the Exchange Act. As used in this Agreement, the term “Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) (A) for borrowed money (including deposits or advances of any kind to such Person) and (B) evidenced by bonds, debentures, notes or similar instruments, in each case with respect to the foregoing clauses (A) and (B) including the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees and expenses and other monetary obligations with respect thereto; (ii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (iii) pursuant to securitization or factoring programs or arrangements; (iv) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among the Company and its wholly owned Subsidiaries); (v) to maintain or cause to be maintained the financing or financial position of others; (vi) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination) or (vii) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person to the extent they have been drawn upon.

(vii) None of the Company or its consolidated Subsidiaries is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in any of the Company’s published financial statements or other Company Reports.

(f) Absence of Certain Changes. Since December 31, 2016 through the date hereof, there has not been any event, occurrence, fact, condition, change, development or effect which has had or would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Since March 31, 2017 and through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses consistent with past practice in all material respects, and there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of, or would require consent of Parent under, clauses (i), (ii), (iv), (v), (ix) or (x) of Section 6.1(a).

(g) Litigation and Liabilities. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings (“Proceedings”), pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, or against any present or former officer or director of the Company or any of its Subsidiaries in such individual’s capacity as such, except for those that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise other than (i) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of the Company as of March 31, 2017 and the notes thereto set forth in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2017 (the “Company Balance Sheet”); (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since March 31, 2017; (iii) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; or (iv) liabilities or obligations that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order, stipulation or settlement of or with any Governmental Entity that would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect (except to the extent expressly consented to by Parent pursuant to Section 6.6) or that would prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

(h) Employee Benefits.

(i) For the purposes of this Agreement, the term “Company Plan” shall mean any benefit and compensation plan, policy, program or arrangement maintained, sponsored or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any liability covering or for the benefit of any current or former employees of the Company or any of its Subsidiaries (“Company Employees”) or any current or former directors of the Company or any of its Subsidiaries, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any incentive and bonus, deferred compensation, retention, stock purchase, employment, retirement, profit sharing, pension, severance, change-in-control, termination, restricted stock, stock option, stock appreciation rights or stock based plans, programs, agreements or arrangements, excluding any statutory plans (a “Statutory Plan”). Each material Company Plan as of the date of this Agreement is listed in Section 5.1(h)(i) of the Company Disclosure Letter. True and complete copies of each of the material Company Plans (or, if unwritten, a written summary thereof), and all amendments thereto, and to the extent applicable, any related trust or other funding vehicle, and the most recent determination letter received from the IRS with respect to each Company Plan intended to qualify under Section 401 of the Code, have been provided or made available to Parent on or prior to the date of this Agreement.

(ii) All Company Plans have been maintained, operated and administered in compliance with their terms, applicable Laws (including, if applicable, ERISA and the Code) and any applicable CBA and the Company and its Subsidiaries have complied with all Statutory Plans in accordance with their terms and applicable Law, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(iii) Each Company Plan that is subject to ERISA that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Company Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service (the “IRS”) and, to the Knowledge of the Company, circumstances do not exist that are likely to result in the loss of the qualification of such plan under Section 401(a) of the Code. Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, each non-U.S. Company Plan to the extent required to be registered or approved by any Governmental Entity, has been registered with, or approved by, such Governmental Entity and, to the Knowledge of the Company, nothing has occurred that would adversely affect such registration or approval.

(iv) No liability under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (a “Company ERISA Affiliate”), except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Neither the Company, nor any of its Subsidiaries nor any of the Company ERISA Affiliates has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, a “multiemployer plans” within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”) in the last six (6) years.

(v) No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, other than pursuant to Pension Benefit Guaranty Corporation (“PBGC”) Reg. Section 4043.33 or 4043.66, has been required to be filed for any Company Pension Plan or by any Company ERISA Affiliate within the twelve (12) month period ending on the date of this Agreement. No notices have been required to be sent to participants and beneficiaries or the PBGC under Section 302 or 4011 of ERISA or Section 412 of the Code.

(vi) All contributions required to be made by the Company or its Subsidiaries under each Company Plan and each Statutory Plan have been timely made and all obligations in respect of each Company Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(vii) Neither any Company Pension Plan nor any single-employer plan of a Company ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no Company ERISA Affiliate has an outstanding funding waiver. Neither any Company Pension Plan nor any single-employer plan of a Company ERISA Affiliate has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year. It is not reasonably anticipated that required minimum contributions to any Company Pension Plan under Section 412 of the Code will be materially increased by application of Section 412(l) of the Code. Neither the Company nor any of its Subsidiaries has provided, or is required to provide, security to any Company Pension Plan or to any single-employer plan of a

Company ERISA Affiliate pursuant to Section 401(a)(29) of the Code. With respect to any Company Pension Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (1) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (2) no unsatisfied liability (other than for premiums to the PBGC) under Title IV of ERISA has been, or is expected to be, incurred by the Company or any of its Subsidiaries and (3) the PBGC has not instituted proceedings to terminate any such Company Pension Plan.

(viii) As of the date of this Agreement, there are no material pending or, to the Knowledge of the Company, threatened Proceedings relating to the Company Plans, other than routine claims for benefits.

(ix) Neither the Company nor any of its Subsidiaries has any material liability in respect of post-retirement health, medical or life insurance benefits to any employee, officer, director or individual consultant of the Company or its Subsidiaries (whether current, former or retired) or their beneficiaries, other than pursuant to Part 6 of Title I of ERISA or Section 4980B of the Code, any foreign Law or any individual employment agreement or any severance plan, policy or practice listed in Section 5.1(h)(i) of the Company Disclosure Letter.

(x) Except as expressly contemplated by this Agreement or as set forth on Section 5.1(h)(x) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby would reasonably be expected to, either alone or in combination with any other event, (i) result in any material payment becoming due to any Company Employee, officer or director, or satisfy any prerequisite to any payment or benefit to any Company Employee, officer or director, (ii) materially increase the amount or value of any compensation or benefits under any Company Plan or otherwise payable to any Company Employee, officer or director, or (iii) result in the acceleration of the time of payment, vesting or funding of any such compensation or benefits and (iv) no such amount or benefit will constitute an “excess parachute payment” within the meaning of Section 280G of the Code. Except as set forth on Section 5.1(h)(x) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director or other independent contractor of the Company or any of its Subsidiaries for any excise or additional tax, interest or penalties incurred by such individual under Section 409A of the Code. The Company has made available to Parent copies of Section 280G calculations prepared in good faith (whether or not final) with respect to payments to disqualified individuals that may be made in connection with the transactions contemplated by this Agreement.

(i) Labor Matters.

(i) Except as would not, individually or in the aggregate, reasonably be likely to result in a Company Material Adverse Effect, (A) neither the Company nor any of its Subsidiaries is the subject of any Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel the Company to bargain with any labor union or labor organization, (B) nor is there pending or, to the Knowledge of the Company, threatened, any labor strike, walkout, work stoppage, slow-down or lockout affecting Company Employees. On and after the date of this Agreement, there has been no labor strike, walkout, work stoppage, slow-down or lockout affecting Company Employees. None of the employees of the Company or any of its Subsidiaries is represented by a works council, labor union, and, to the Knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit being made or threatened involving employees of the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries is a party to or otherwise bound by work rules or a collective bargaining agreement or other similar Contract with a works council, labor union or labor organization (collectively, “CBAs”).

(ii) The Company is in compliance with all applicable Laws governing employment or labor, including all contractual commitments and all such Laws relating to wages, hours, terms and conditions of employment, the Workers’ Adjustment and Retraining Notification Act (and any similar foreign, provincial, state or local statute or regulation), worker classification, contractors, immigration, collective bargaining, discrimination, civil rights, safety and health and workers’ compensation except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. The Company does not have any material requirement under Contract or Law to provide notice to, or to enter into any consultation procedure with, any labor union or other organization in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

(j) Compliance with Laws, Licenses.

(i) The businesses of each of the Company and its Subsidiaries since the Applicable Date have not been, and are not being, conducted in violation of any applicable federal, state, local, foreign or transnational law, statute or ordinance, common law, or any rule or regulation (collectively, “Laws”) or any order, judgment, injunction, ruling, writ, award or decree of any Governmental Entity (collectively, “Order”), except for such violations that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, the Company and its Subsidiaries possess each permit, license, certification, approval, registration, consent, authorization, franchise, concession, variance, exemption and order issued or granted by a Governmental Entity (collectively, “Licenses”) necessary to conduct their respective businesses, since the Applicable Date have been in compliance with all terms and conditions of such Licenses, no such Licenses are subject to any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification, and since the Applicable Date have not received written notice from any Governmental Entity alleging a conflict with or breach of any License. Notwithstanding the foregoing, this Section 5.1(j) shall not apply with respect to Taxes, which shall be covered exclusively by Section 5.1(n) or Environmental Laws, which shall be covered exclusively by Section 5.1(m).

(ii) (A) The Company, its Subsidiaries and, to the Knowledge of the Company, their respective officers, directors, employees and agents are in compliance with and since July 1, 2012 have complied in all material respects with: (I) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (“FCPA”) applicable to the Company, its Subsidiaries and such officers, directors, employees and agents, and (II) the provisions of all applicable anti-bribery, anti-corruption, anti-money laundering and sanctions Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries. Since July 1, 2012, the Company, its Subsidiaries and, to the Knowledge of the Company, their respective officers, directors, employees and agents have not paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official or of the government to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage, in each case in violation of the FCPA or any Laws described in clause (II). Since July 1, 2012, the Company, its Subsidiaries, and, to the Knowledge of the Company, their respective officers, directors, employees and agents have not engaged directly or indirectly in transactions connected with any government, country, or other individual or entity that is the target of U.S. economic sanctions administered by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”) or the target of any other applicable sanctions Laws, including any transactions with specially designated nationals or blocked persons designated by OFAC. For purposes of this provision, “Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any directly or indirectly government-owned or -controlled entity, and any officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

(B) The Company and its Subsidiaries have instituted and maintain policies and procedures designed to ensure compliance with the FCPA and other applicable anti-bribery, anti-corruption, anti-money laundering and sanctions Laws in each jurisdiction in which the Company and its Subsidiaries operate.

(C) Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, manager or employee of the Company or any of its Subsidiaries (in his or her capacity as a director, manager or employee of the Company or any of its Subsidiaries), are, and since July 1, 2012, have been, subject to any actual, pending, or, to the Knowledge of the Company, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company or any of its Subsidiaries relating to the FCPA or any other applicable anti-bribery, anti-corruption, anti-money laundering or sanctions Laws.

(k) Certain Contracts. Section 5.1(k) of the Company Disclosure Letter sets forth a list as of the date of this Agreement of each Contract to which either the Company or any of its Subsidiaries is a party or bound, other than Contracts solely among the Company and its wholly owned Subsidiaries, which (A) provides that any of them will not compete with any other Person, or which grants “most favored nation” protections to the counterparty to such Contract, in each case that is either of the type required to be listed pursuant to clause (K) below, or from and after the Effective Time would be or would purport to be binding upon Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) in a manner that would be material, (B) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business, which Contract either involves payments or receipts in excess of $20,000,000 in any year, or from and after the Effective Time would be or would purport to be binding upon Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) in a manner that would be material, (C) requires the Company or its Affiliates to deal exclusively with any Person or group of related Persons, which Contract either involves payments or receipts in excess of $20,000,000 in any year, or from and after the Effective Time, would be or would purport to be binding on Parent or its Affiliates (other than any licenses or other Contracts entered into in the ordinary course), (D) is material to the formation, creation, operation, management or control of any partnership or joint venture, the book value of the Company’s investment in which exceeds $10,000,000, (E) is a Contract for the lease of real or personal property providing for annual payments of $5,000,000 or more, (F) is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, (G) contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Person or assets at a purchase price which would reasonably be likely to exceed, or the fair market value of the equity interests or assets of which would be reasonably likely to exceed, $10,000,000, (H) was entered into with Affiliates of the Company or any of its Subsidiaries (other than the Company and its Subsidiaries) that is not a Company Plan, (I) is a CBA or other Contract to or with any labor union or other employee representative of a group of employees, (J) relates to Indebtedness in excess of $10,000,000 (other than arrangements entered into by and among the Company and any of its Subsidiaries), (K) is an Affiliation Contract generating annual license fees in excess of $20,000,000, (L) was entered into after the Applicable Date involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets (other than licenses of Intellectual Property in the ordinary course of business) or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract of $10,000,000 or more and which includes ongoing, as of the date of this Agreement, indemnity obligations, purchase price adjustments, earn-out or similar provisions, (M) is with any Governmental Entity and is material to the Company and its Subsidiaries, taken as a whole, (N) is an Affiliation Contract for linear distribution in the United States of Company’s HGTV, Food Network, Travel Channel, Cooking Channel, DIY Network, and Great American Country linear programming services by virtual-MVPDs (as that term is understood in the industry) or is an Affiliation Contract for subscription video on demand distribution in the United States of the Company’s Programming in any of the top three subscription video on demand services in the United States, which top three subscription video on demand services are set forth on Section 5.1(N) of the Company Disclosure Letter, (O) is for the acquisition, lease or servicing of satellite transponders and other uplink and downlink and terrestrial transmission (including fiber optic) arrangements relating to the distribution of the Company’s and its Subsidiaries’ programming and is material to the Company and its Subsidiaries, taken as a whole, (P) pursuant to which rights have been transferred by the Company to a third party with respect to the distribution or exploitation of any Company program in a territory outside of the United States (including its commonwealths, territories and possessions) (x) that generates annual license fees in excess of $1,000,000 or (y) in connection with a non-U.S. output or any similar non-U.S. portfolio deal in which five or more programs have been licensed for distribution in a territory outside of the United States (including its commonwealths, territories and possessions) to a single third party and that generates annual license fees in excess of $1,000,000, (Q) is a Contract not of a type described in the foregoing clauses (A) through (P) that has or would reasonably be likely to, either pursuant to its own terms or the terms of any related Contracts, involve payments or receipts in excess of $20,000,000 in any year (such Contracts required to be listed pursuant to clauses (A)-(Q) above, the “Material Contracts”). A true and complete copy of each Material Contract, as amended as of the date of this Agreement, including all attachments, schedules and exhibits thereto, has been made available to Parent prior to the date of this Agreement. Each of the Material Contracts, and each Contract entered into after the date hereof that would have been a Material Contract if entered into prior to the date hereof (each, an “Additional Contract”) is (or if entered into after the date hereof, will be) valid and binding on the Company or its Subsidiaries, as the case may be and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party is in breach of or in default under any Material Contract or Additional Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any of its Subsidiaries, in each case, except for such breaches and defaults as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. As used in this Agreement, the term “Affiliation Contract” means any affiliation, licensing, carriage distribution or similar Contract for the reproduction, performance, display, broadcast, telecast, exhibition and/or distribution of the (i) programming service(s) of the Company and/or its Subsidiaries, (ii) any programming included in and/or branded as such service(s) and/or (iii) any programming related to or derived from such programming (in each case, regardless of format (e.g., linear, video-on-demand) and regardless of business model (e.g., free-to-end-user, subscription, transactional)) by any MVPD or any other distributor of video content and the term “MVPD” means any multichannel video programming distributor (as defined by the U.S. Federal Communications Commission).

(l) Takeover Statutes. Except for Chapter 1704 of the OGCL, in respect of which the board of directors of the Company has taken all necessary action so that such provisions are not applicable to the Merger or the other transactions contemplated by this Agreement, no “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company Articles of Incorporation or Company Code of Regulations is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement. The Company is not party to a rights agreement, poison pill or similar agreement or plan that would have the effect of preventing the transactions contemplated by this Agreement.

(m) Environmental Matters. Except for such matters that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect (i) each of the Company and its Subsidiaries is and has been since the Applicable Date in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all permits, licenses or authorizations required by applicable Environmental Laws, (ii) neither the Company nor any of its Subsidiaries is subject to any pending, or to the Knowledge of the Company, threatened Proceeding alleging non-compliance with or liability under any applicable Environmental Law, (iii) neither the Company nor any of its Subsidiaries is subject to any outstanding obligations under any orders, decrees or injunctions concerning liability or obligations relating to any Environmental Law and (iv) there are no environmental conditions involving the Company or any of its Subsidiaries or any real property currently or, to the Knowledge of the Company, formerly owned by the Company or any of its Subsidiaries that would reasonably be expected to result in the Company or any Subsidiary incurring liability pursuant to any Environmental Law.

As used in this Agreement, (A) the term “Environmental Law” means any Law relating to the protection of the environment or natural resources, and (B) the term “Hazardous Substance” means any substance, material or waste that is regulated, characterized or otherwise classified as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” or words of similar meaning and regulatory effect pursuant to any Environmental Law. The representations and warranties made in this Section 5.1(m) are the only representations and warranties of the Company with respect to environmental matters.

(n) Taxes. Except as would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed all income and franchise Tax Returns and all other material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all respects; (B) have paid all Taxes that are required to be paid (whether or not shown on such Tax Returns) or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP on the books of the Company; and (C) as of the date of this Agreement have not waived any statute of limitations with respect to U.S. federal income or material U.S. state income or franchise Taxes or agreed to any extension of time with respect to a U.S. federal income or material U.S. state income or franchise Tax assessment or deficiency.

(ii) As of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened audits, examinations, investigations or other proceedings in respect of Taxes. There are not, to the Knowledge of the Company, any claims or assessments (whether or not asserted in writing) by any Tax authority concerning the Company’s or any of its Subsidiaries’ liability for Tax.

(iii) The Company has made available to Parent prior to the date of this Agreement copies of the U.S. federal income Tax Returns filed by the Company and its Subsidiaries for each of the Taxable years ended December 31, 2015, 2014 and 2013.

(iv) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” or “a transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b).

(v) Within the past two years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code in a distribution intended to qualify under Section 355(a) of the Code.

(vi) Neither the Company nor any of its Subsidiaries has any liability under any Tax matters, Tax allocation, Tax sharing or similar contract or arrangement that obligates the Company or any of its Subsidiaries to make any payment computed by reference to the Taxes, Taxable income or Taxable losses of any other Person (other than any such contract or arrangement that is a commercial or employment agreement, the principal purpose of which does not relate to Taxes, or any such contract or arrangement exclusively between or among the Company and/or its Subsidiaries).

(vii) Since January 1, 2009, neither the Company nor any of its Subsidiaries has (A) been a member of an affiliated, combined, consolidated, unitary or similar group filing a consolidated, combined, unitary or similar income Tax Return (other than a group the common parent of which is the Company or a Subsidiary, or (B) any liability for the Taxes of any Person (other than the Company or any of its current or former Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract (other than any contract entered into in the ordinary course of business that is a commercial or employment agreement the principal purpose of which does not relate to Taxes).

As used in this Agreement, (A) the term “Tax” (including, with correlative meanings, the terms “Taxes” and “Taxable”) means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments in the nature of a tax, in each case that is imposed by a Tax authority, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions and (B) the term “Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

(o) Intellectual Property.

(i) Except as would not reasonably be likely to have a Company Material Adverse Effect, all registered Intellectual Property (“Registered IP”) owned by and material to the Company or any of its Subsidiaries is subsisting in all material respects, and, to the Knowledge of the Company, in the jurisdiction(s) where such Registered IP is issued or registered is valid and enforceable.

(ii) Except as would not reasonably be likely to have a Company Material Adverse Effect, each of the Company and its Subsidiaries owns, or has sufficient rights to use, all Intellectual Property used in or necessary for its business (the “Company IP”), free and clear of all Liens, except for Permitted Liens. “Permitted Liens” means (A) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been recorded in the Company’s financial statements, (B) Liens arising in the ordinary course of business in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens, (C) Liens affecting the interest of the grantor of any easements benefiting owned real property and Liens of record attaching to real property, fixtures or leasehold improvements that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted, (D) Liens specifically reflected in the Company Balance Sheet, (E) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions, and other similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted and (F) any license, covenant or other right to or under Intellectual Property.

(iii) Except as would not reasonably be likely to have a Company Material Adverse Effect, the Company and each of its Subsidiaries have not since the Applicable Date, and do not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party and, to the Knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any Company IP owned or licensed by the Company or any of its Subsidiaries. Except as would not reasonably be likely to have a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened in writing, proceedings, administrative claims, litigation, suits, actions or investigations alleging that the operation of the business of the Company or any of its Subsidiaries, infringes, misappropriates or otherwise violates the Intellectual Property rights of any Person.

(iv) Except as would not reasonably be likely to have a Company Material Adverse Effect, the Company and its Subsidiaries take and have taken commercially reasonable measures designed to protect their respective interests in the Intellectual Property material to the respective businesses of the Company and its Subsidiaries. Except as would not reasonably be likely to have a Company Material Adverse Effect, there has not been any disclosure or other compromise of any confidential or proprietary information or trade secrets of the Company or any of its Subsidiaries, that is material to such entity, to any third party.

(v) Except as would not reasonably be likely to have a Company Material Adverse Effect, to the Knowledge of the Company, (A) the Information Technology used in and material to the Company’s and any of its Subsidiaries’ businesses is in good working condition, operates and performs in all material respects as required to permit the Company and its Subsidiaries to conduct their respective businesses as currently conducted, (B) such Information Technology has not suffered a material malfunction or failure since the Applicable Date, (C) such Information Technology does not contain any viruses, Trojan horses, malicious code or other malware that would reasonably be expected to materially disrupt the ability of the Company or its Subsidiaries to conduct the business and (D) no Person has gained unauthorized access to the Information Technology of the Company or any of its Subsidiaries, or any of their vendors, in a manner that has resulted in liability to the Company or any of its Subsidiaries or otherwise had a material adverse effect on their businesses.

(vi) Except as would not reasonably be likely to have a Company Material Adverse Effect, (A) the Company and its Subsidiaries have implemented commercially reasonable backup, security and disaster recovery technology and procedures, (B) the Company and its Subsidiaries are in compliance with applicable Laws, Orders, contractual requirements and terms of use regarding the privacy and security of customer, employee and other Personal Data and are, and have been since the Applicable Date, compliant in all material respects with their respective privacy policies, (C) to the Knowledge of the Company, there have not been any incidents of, or third party claims related to, any unauthorized access to, or unauthorized disclosure or use of, any Personal Data in the Company’s, any of its Subsidiaries’ or any of their vendors’ possession to the extent related to the business of the Company and its Subsidiaries and (D) neither the Company nor any of its Subsidiaries has received since the Applicable Date any written notice of any claims, investigations (including investigations by any Governmental Entity), or alleged violations of any Laws and Orders with respect to Personal Data possessed by the Company, any of its Subsidiaries or any of their vendors to the extent related to the business of the Company and its Subsidiaries.

(vii) As used in this Agreement, (A) the term “Information Technology” means information technology and computer systems relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, (B) the term “Intellectual Property” means, collectively, all U.S. and foreign intellectual property rights, including (I) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, designs, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (II) patents, patent applications, and invention disclosures, including divisions, continuations, continuations-in-part, extensions, reissues, reexaminations, and any other governmental grant for the protection of inventions or industrial designs; (III) trade secrets; (IV) copyrights, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, and (V) moral rights, rights of attribution, rights of privacy, publicity and all other intellectual property, proprietary and intangible rights, (C) the term “Personal Data” means any information in any media that identifies a particular individual and any other data or information that constitutes personal data or personal information under any applicable Law or the Company’s or any of its Subsidiaries’ privacy policies or terms of use.

(p) Insurance. The Company has made available to Parent prior to the date of this Agreement true, correct and complete copies of the Company’s director and officer insurance policies. The insurance policies held by the Company provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, except for any such failures to maintain such policies that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Each such policy is in full force and effect and all premiums due with respect to all such policies have been paid, with such exceptions that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries have received notice of cancellation of any such insurance policy or is in breach of, or default under, any such insurance policy. To the Knowledge of the Company, there is no claim by the Company or any of its Subsidiaries pending under any such insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such policies that would be material to the Company and its Subsidiaries, taken as a whole.

(q) Properties.

(i) Section 5.1(q)(i) of the Company Disclosure Letter sets forth a true, correct and complete list by name and location of all material real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”). Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (x) each of the Company and its Subsidiaries has good and marketable title in fee simple to all Owned Real Property, free and clear of all Liens, except for Permitted Liens and (y) there are no existing, pending or, to the Knowledge of the Company, threatened condemnation, eminent domain or similar proceedings affecting the Owned Real Property.

(ii) Section 5.1(q)(ii) of the Company Disclosure Letter sets forth a true, correct and complete list of all real property leases, subleases and other occupancy arrangements providing for annual payments of $5,000,000 or more to which the Company or any of its Subsidiaries is a party and each amendment thereto (the “Real Property Leases”). Each premise subject to a Real Property Lease is hereinafter referred to as a “Leased Real Property”. Except as set forth on Section 5.1(q)(ii) of the Company Disclosure Letter or as would not be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has transferred, mortgaged or assigned any interest in any such Real Property Lease, nor has the Company nor any of its Subsidiaries subleased or otherwise granted rights of use or occupancy of any of the premises described therein to any other Person.

(iii) Except as is not, or would not reasonably be expected be, material to the Company and its Subsidiaries, taken as a whole, the Company or one of its Subsidiaries has good and valid title to, or in the case of leased tangible assets, a valid leasehold interest in, all of its material tangible assets, free and clear of all Liens, other than Permitted Liens.

(r) Related Party Transactions. As of the date hereof, except as disclosed in the Company’s definitive proxy statements included in the Company Reports, within the last twelve (12) months no event has occurred and no relationship exists that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K.

(s) Joint Proxy Statement/Prospectus. The Joint Proxy Statement/Prospectus will not, at the date it is first mailed to the holders of Shares or at the time of the Company Shareholders Meeting or at the time of any amendment or supplement thereof, contain (by incorporation or otherwise) any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus.

(t) Brokers and Finders. The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions, finders’, financial advisors’ or similar fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has engaged Allen & Company LLC and J.P. Morgan Securities LLC as the Company’s financial advisors, the financial arrangements with which have been disclosed in writing to Parent prior to the date of this Agreement.

(u) Opinions of Financial Advisors. As of the date of this Agreement, the board of directors of the Company has received the separate opinions of Allen & Company LLC and J.P. Morgan Securities LLC, each to the effect that, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Merger Consideration to be paid to holders of Class A Shares is fair, from a financial point of view, to such holders. The Company shall, promptly following the execution of this Agreement by all parties, furnish a copy of each such written opinion to Parent solely for informational purposes (it being agreed that none of the Parent or Merger Sub, nor any of their respective affiliates or Representatives, shall have the right to rely on such opinions).

(v) No Other Representations and Warranties. Except for the representations and warranties of the Company contained in this Section 5.1, the Company is not making and has not made, and no other Person is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby.

5.2 Representations and Warranties of Parent and Merger Sub

. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent at the time of entering into this Agreement (the “Parent Disclosure Letter”) (it being understood that any disclosure set forth in one section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure) or, as disclosed in any Parent Reports filed on or after January 1, 2017 and not less than five (5) Business Days prior to the date of this Agreement (excluding all disclosures (other than statements of historical fact) in any “Risk Factors” section and any disclosures included in any such Parent Reports that are cautionary, predictive or forward looking in nature, it being agreed that this parenthetical shall not apply to Sections 5.2(b) or (d)), Parent and Merger Sub hereby represent and warrant to the Company as follows:

(a) Organization, Good Standing and Qualification. Each of Parent, Merger Sub and their Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. Prior to the date of this Agreement, Parent has made available to the Company complete and correct copies of the certificate of incorporation and bylaws (or comparable organizational documents) of Parent and articles of incorporation and code of regulations of Merger Sub, in each case, as amended to and as in effect on the date of this Agreement.

As used in this Agreement, (i) the term “Parent Material Adverse Effect” means any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, is materially adverse to the financial condition, properties, assets, business or results of operations of Parent and its Subsidiaries, taken as a whole, excluding any such event, occurrence, facts, condition, change, development or effect resulting from or arising out of: (1) changes in, or events generally affecting, the financial, securities or capital markets, (2) general economic or political conditions in the United States or any foreign jurisdiction in which Parent or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, monetary policy or inflation, (3) changes in, or events generally affecting, the industries in which Parent or any of its Subsidiaries operate, (4) any acts of war, sabotage, civil disobedience or terrorism or natural disasters (including hurricanes, tornadoes, floods or earthquakes), (5) any failure by Parent or any of its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial performance for any period, (6) a decline in the price of the Series C Common Stock, or a change in the trading volume of the Series C Common Stock, on the NASDAQ, provided that the exceptions in clauses (5) and (6) shall not prevent or otherwise affect a determination that any event, occurrence, fact, condition, change, development or effect underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Parent Material Adverse Effect, (7) changes in Law, (8) changes in GAAP (or authoritative interpretation thereof), (9) the taking of any specific action expressly required by this Agreement or taken with the Company’s written consent to the extent the effects thereof are reasonably explained in writing by Parent prior to the time of such consent or the failure to take any specific action expressly prohibited by this Agreement and as for which the Company declined to consent pursuant to Section 6.1(b), (10) the announcement or pendency (but, for the avoidance of doubt, not the consummation) of this Agreement and the Merger, including the impact thereof on the relationships with customers, suppliers (including production companies), talent, distributors, partners or employees or (11) any litigation brought by stockholders of the Company or Parent alleging breach of fiduciary duty or inadequate disclosure in connection with this Agreement or any of the transactions contemplated hereby; provided, however that the events, facts, conditions, changes, developments or effects set forth in the foregoing clauses (1), (2), (3), (4), (7) and (8) shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred to the extent such events, facts, conditions, changes, developments or effects have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries operate, and (ii) the term “Knowledge of Parent” means the actual knowledge of the individuals identified on Section 5.2(a) of the Parent Disclosure Letter.

(b) Capital Structure.

(i) The authorized capital stock of Parent consists of (A) 1,700,000,000 shares of Series A Common Stock (the “Series A Common Stock”), 100,000,000 shares of Series B Common Stock (the “Series B Common Stock”) and 2,000,000,000 shares of Series C Common Stock (the “Series C Common Stock,” together with the Series A Common Stock and Series B Common Stock, the “Parent Common Stock”) and (B) 75,000,000 shares of Series A Convertible Participating Preferred Stock (the “Series A Preferred Stock”), 75,000,000 shares of Series C Convertible Participating Preferred Stock (the “Series C Preferred Stock”) and 50,000,000 shares of preferred stock which are undesignated (together with the Series A Preferred Stock and Series C Preferred Stock, the “Parent Preferred Stock”). As of the close of business on July 27, 2017, 153,933,105 shares of Series A Common Stock, 6,512,379 shares of Series B Common Stock, 218,521,945 shares of Series C Common Stock, 71,107,312 shares of Series A Preferred Stock and 25,320,532 shares of Series C Preferred Stock were issued and outstanding. All of the outstanding shares of Parent Common Stock and Parent Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable, and have been issued in compliance with all applicable securities Laws. As of the close of business on July 27, 2017, there were an aggregate of 20,374,955 shares of Series A Common Stock, no shares of Series B Common Stock and 7,198,311 shares of Series C Common Stock subject to issuance pursuant to the Parent plans identified in Section 5.2(b)(i)(A) of the Parent Disclosure Letter as being the only Parent plans pursuant to which Parent Common Stock may be issued (the “Parent Stock Plans”). Except as provided in the preceding sentence and except for shares of Parent Common Stock that after the date hereof become reserved for issuance or subject to issuance as permitted under this Agreement, Parent has no Parent Common Stock reserved for, or subject to, issuance. Parent has no Parent Preferred Stock or other shares of capital stock reserved for or subject to issuance (it being understood that “other shares of capital stock” shall not include Parent Common Stock). The Parent Common Stock constitute the only outstanding class of securities of Parent or its Subsidiaries registered under the Securities Act.

(ii) From the close of business on July 27, 2017 to the execution of this Agreement, Parent has not issued any Parent Common Stock except pursuant to the exercise or settlement of Parent equity awards under the Parent Stock Plans outstanding as of July 27, 2017, in accordance with their terms and, since the close of business on July 27, 2017, except as permitted by this Agreement for the period following the date of this Agreement, Parent has not issued any Parent equity awards under the Parent Stock Plans. Upon any issuance of any Parent Common Stock in accordance with the terms of the Parent Stock Plans, such Parent Common Stock will be duly authorized, validly issued and fully paid and nonassessable and free and clear of any Liens. Each of the outstanding shares of capital stock or other securities of each of Parent’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable, and has been issued in compliance with all applicable securities Laws, and owned by Parent or by a direct or indirect wholly owned Subsidiary of Parent, free and clear of any Lien (other than any Liens, except for Permitted Liens, for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been recorded in Parent’s financial statements). Except as set forth in Section 5.2(b)(i), as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Subsidiaries to issue or sell any shares of capital stock or other equity or voting securities of Parent or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from Parent or any of its Subsidiaries any equity or voting securities of Parent or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(c) Corporate Authority and Approval. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject to, in the case of the consummation of the Merger and the other transactions contemplated hereby (i) the approval of this Agreement and the transactions contemplated hereby by the holders of a majority of all the votes entitled to be cast thereon by holders of shares of Series A Preferred Stock, and (ii) the approval of the issuance of shares of Series C Common Stock in connection with the Merger as contemplated by this Agreement by the affirmative vote of the holders of outstanding Parent Common Stock and Series A Preferred Stock representing a majority of the votes cast with respect to such approval (collectively, the “Parent Requisite Vote”). This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, the board of directors of Parent has unanimously by those voting (i) (A) determined that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, Parent and its stockholders, (B) approved and declared advisable this Agreement and the transactions contemplated hereby and (C) subject to Section 6.3, resolved to recommend that Parent stockholders vote in favor of the issuance of shares of Series C Common Stock in connection with the Merger (the “Parent Recommendation”) and directed that such matter be submitted for consideration of the stockholders of Parent at the Parent Stockholders Meeting.

(d) Governmental Filings; No Violations. (i) Other than the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (A) pursuant to Section 1.3, (B) required under the HSR Act or any Foreign Competition Laws in connection with the Merger, the Exchange Act and the Securities Act, (C) to comply with state securities or “blue-sky” Laws and (D) as may be required with or to foreign and transnational Governmental Entities pursuant to applicable Foreign Regulatory Laws and Foreign Regulators, no filings, notices and/or reports are required to be made by Parent or Merger Sub or their Subsidiaries with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by Parent or Merger Sub or their Subsidiaries from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and/or the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub does not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a conflict with, a breach or violation of, or a default under, the Restated Certificate of Incorporation of Parent as currently in effect (the “Parent Certificate of Incorporation”) or the Bylaws of Parent as currently in effect (the “Parent Bylaws”) or the comparable governing instruments of Merger Sub or of any of Parent’s Significant Subsidiaries, (B) with or without the lapse of time or the giving of notice or both, conflict with, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the loss of any benefit under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to (1) any Contract binding upon Parent or any of its Subsidiaries, or, (2) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods and authorizations referred to in Section 5.2(d)(i) are made or obtained and assuming the Parent Requisite Vote is received, under any Law, Order or License to which Parent or any of its Subsidiaries is subject or (C) any change in the rights or obligations under any Contract to which Parent or any of its Subsidiaries is a party, except, in the case of clauses (B) and (C) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect.

(e) Parent Reports; Financial Statements. (i) Parent has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Parent Reports”). Each of the Parent Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Parent Reports did not, and any Parent Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) Parent has timely responded to all comment letters from the Staff of the SEC relating to the Parent Reports, and the SEC has not asserted that any of such responses are inadequate, insufficient or otherwise non-responsive. None of the Parent Reports filed on or prior to the date hereof is, to the Knowledge of Parent, subject to ongoing SEC review or investigation, and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of Parent.

(iii) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.

(iv) Parent has established and maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by Parent in its filings with the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent has established and maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting provides reasonable assurance (A) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (B) that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with authorizations of management and the directors of Parent and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s and its Subsidiaries’ assets that could have a material effect on Parent’s financial statements. Parent has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of Parent’s board of directors (x) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has made available prior to the date of this Agreement to the Company (I) either materials relating to or a summary of any disclosure of matters described in clauses (x) or (y) in the preceding sentence made by management of Parent to its auditors and audit committee on or after the Applicable Date and prior to the date of this Agreement and (II) any material communication on or after the Applicable Date and prior to the date of this Agreement made by management of Parent or its auditors to the audit committee as required by the listing standards of the NASDAQ, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date, no complaints from any source regarding a material violation of accounting procedures, internal accounting controls or auditing matters or compliance with Law, including from employees of Parent and its Subsidiaries regarding questionable accounting, auditing or legal compliance matters have, to the Knowledge of Parent, been received by Parent.

(v) Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents or, in the case of Parent Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of Parent and its Subsidiaries, as of the date of such balance sheet, and each of the consolidated statements of income, cash flows and changes in stockholders’ equity (deficit) included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents, or, in the case of Parent Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto. Each of the consolidated financial statements (including the related notes and schedules) included in or incorporated by reference into the Parent Reports complied, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, and were prepared in accordance with GAAP applied on a consistent basis during the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act).

(vi) Neither Parent nor any of its Subsidiaries has incurred any Indebtedness, or issued or sold any debt securities or rights to acquire any debt security of Parent or any of its Subsidiaries, the terms of which, or the terms of any instrument under which such Indebtedness, debt securities or rights were issued, requires the public listing of such Indebtedness, debt securities or rights or the maintenance by Parent or any of its Subsidiaries of registration under the Exchange Act.

(vii) None of Parent or its consolidated Subsidiaries is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in any of Parent’s published financial statements or other Parent Reports.

(f) Absence of Certain Changes. Since December 31, 2016 through the date of this Agreement, there has not been any effect, occurrence, fact, condition, change, development or effect which has had or would, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. Since March 31, 2017 and through the date of this Agreement, Parent and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses consistent with past practice in all material respects, and there has not been any action taken by Parent or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without the Company’s consent, would constitute a breach of, or require consent of the Company under, Section 6.1(b).

(g) Litigation and Liabilities. There are no Proceedings pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries, or against any present or former officer or director of Parent or any of its Subsidiaries in such individual’s capacity as such, except for those that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. There are no obligations or liabilities of Parent or any of its Subsidiaries, whether or not accrued, contingent or otherwise other than (i) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of Parent as of March 31, 2017 and the notes thereto set forth in Parent’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2017 (the “Parent Balance Sheet”); (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since March 31, 2017; (iii) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; or (iv) liabilities or obligations that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any Order, stipulation or settlement of or with any Governmental Entity that would, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect (except to the extent expressly consented to by Parent pursuant to Section 6.6) or that would prevent, materially delay or materially impair the ability of Parent to consummate the Merger.

(h) Compliance with Laws, Licenses. The businesses of each of Parent and its Subsidiaries since the Applicable Date have not been, and are not being, conducted in violation of any applicable Law or Order, except for such violations that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect, Parent and its Subsidiaries possess each License necessary to conduct their respective businesses, since the Applicable Date have been in compliance with all terms and conditions of such Licenses, no such Licenses are subject to any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification, and since the Applicable Date have not received written notice from any Governmental Entity alleging a conflict with or breach of any License.

(i) Taxes. Except as would not reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) Parent and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed all income and franchise Tax Returns and all other material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all respects; (B) have paid all Taxes that are required to be paid (whether or not shown on such Tax Returns) or that Parent or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP on the books of Parent; and (C) as of the date of this Agreement have not waived any statute of limitations with respect to U.S. federal income or material U.S. state income or franchise Taxes or agreed to any extension of time with respect to a U.S. federal income or material U.S. state income or franchise Tax assessment or deficiency.

(ii) As of the date of this Agreement, there are no pending or, to the Knowledge of Parent, threatened audits, examinations, investigations or other proceedings in respect of Taxes. There are not, to the Knowledge of Parent, any claims or assessments (whether or not asserted in writing) by any Tax authority concerning Parent’s or any of its Subsidiaries’ liability for Tax.

(j) Ownership of Shares. Neither Parent nor Merger Sub is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in section 1704.01 of the OGCL.

(k) Brokers and Finders. Parent has not employed any broker or finder or incurred any liability for any brokerage fees, commissions, finders’, financial advisors’ or similar fees in connection with the Merger or the other transactions contemplated in this Agreement, except that Parent has engaged Guggenheim Securities, LLC and Goldman Sachs & Co. LLC as Parent’s financial advisors.

(l) Financing. Parent has delivered to the Company true and complete fully executed copies of (i) the commitment letter, dated as of the date hereof, among Parent, Discovery Communications, LLC, Goldman Sachs Bank, USA and Goldman Sachs Lending Partners LLC (the “Commitment Letter”), and (ii) the fee letter, dated as of the date hereof, among Parent, Discovery Communications, LLC, Goldman Sachs Bank, USA and Goldman Sachs Lending Partners LLC (as redacted to remove the fee amounts, alternate transaction fee provisions, pricing caps, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability or termination of the Financing, the “Redacted Fee Letter”), in each case, including all exhibits, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (collectively, the “Debt Letters”), pursuant to which and subject to the terms and conditions thereof each of the parties thereto (other than Parent) have severally committed to lend the amounts set forth therein to Parent (the provision of such funds as set forth therein, the “Financing”) for the purposes set forth in such Debt Letters. The Debt Letters have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement (provided that the existence or exercise of “market flex” provisions contained in the Redacted Fee Letter shall not be deemed to constitute a modification or amendment of the Commitment Letter), and the respective commitments contained in the Debt Letters, to the Knowledge of Parent, have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement. As of the date of this Agreement, the Debt Letters are in full force and effect and constitute the legal, valid and binding obligation of each of Parent, Discovery Communications, LLC and, to the Knowledge of Parent, the other parties thereto, subject in each case to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity. As of the date of this Agreement, there are no conditions precedent or contingencies related to the funding of the full amount of the Financing pursuant to the Debt Letters, other than as expressly set forth in the Debt Letters and, after the date of this Agreement, such other conditions and contingencies with respect to the Financing permitted pursuant to Section 6.16. Subject to the terms and conditions of the Debt Letters and assuming that each of the conditions set forth in Section 7.1 and Section 7.2 of this Agreement is satisfied at Closing, the net proceeds contemplated from the Financing, together with other financial resources of Parent, including contemplated cash on hand of Parent, will, in the aggregate, be sufficient for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the Merger Consideration and all fees and expenses reasonably expected to be incurred in connection therewith. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would reasonably constitute a breach or default on the part of Parent under the Debt Letters or, to the Knowledge of Parent, any other party to the Debt Letters (assuming the accuracy of the Company’s representations and warranties and undertakings under this Agreement for such purpose). As of the date of this Agreement there are no side letters or other agreements, Contracts or arrangements related to the funding of the full amount of the Financing other than as expressly set forth in the Debt Letters. Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Financing. As of the date of this Agreement, assuming (x) the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, (y) the performance of all obligations and compliance with all covenants and agreements required by this Agreement to be performed or complied with at or prior to the Closing by the Company in all material respects and (z) that each of the conditions set forth in Section 7.1 and Section 7.2 of this Agreement is satisfied at Closing, Parent has no reason to believe that any of the conditions to the Financing will not be satisfied, or to the Knowledge of Parent, as of the date of this Agreement, that the Financing will not be made available to Parent on the Closing Date in accordance with the terms of the Debt Letters.

(m) Form S-4 and Joint Proxy Statement/Prospectus. The Form S-4 and the Joint Proxy Statement/Prospectus will not, at the date it is filed with the SEC or declared effective by the SEC or at the time of any amendment or supplement thereof, contain (by incorporation or otherwise) any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act (as applicable) and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Form S-4 or Joint Proxy Statement/Prospectus.

(n) No Other Representations and Warranties. Except for the representations and warranties of Parent and Merger Sub contained in this Section 5.2, Parent and Merger Sub are not making and have not made, and no other Person is making or has made on behalf of Parent or Merger Sub, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby.

ARTICLE VI

COVENANTS

6.1 Interim Operations.

(a) The Company covenants and agrees as to itself and its Subsidiaries that, from and after the execution of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing, which approval shall not be unreasonably withheld, conditioned or delayed, and except as (1) required by applicable Law, (2) expressly required by this Agreement or (3) otherwise expressly disclosed in Section 6.1(a) of the Company Disclosure Letter), the Company shall use its reasonable best efforts to conduct its business and the business of its Subsidiaries in the ordinary course of business consistent with past practice and each of the Company and its Subsidiaries shall, subject to compliance with the specific matters set forth below, use reasonable best efforts to preserve its business organization intact and maintain the existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, licensors, creditors, lessors, employees and business associates and others having material business dealings with it and keep available the services of the Company and its Subsidiaries’ present employees and agents. Without limiting the generality of, and in furtherance of, the foregoing, the Company covenants and agrees as to itself and its Subsidiaries that, from and after the date of this Agreement and prior to the Effective Time, except (A) as required by applicable Law, (B) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (C) as expressly disclosed in Section 6.1(a) of the Company Disclosure Letter or (D) as expressly provided for in this Agreement, the Company shall not and will not permit any of its Subsidiaries to:

(i) (A) amend its articles of incorporation or code of regulations (or comparable governing documents) (other than immaterial amendments to the governing documents of any wholly owned Subsidiary of the Company that would not prevent, materially delay or materially impair the Merger or the other transactions contemplated by this Agreement), (B) split, combine, subdivide or reclassify its outstanding shares of capital stock (except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction), (C) declare, set aside or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any shares of its capital stock (except for (1) any dividends or distributions paid by a direct or indirect wholly owned Subsidiary of the Company to another direct or indirect wholly owned Subsidiary of the Company or to the Company or (2) other than normal quarterly cash dividends on the Company’s Shares as described in Section 6.1(a)(i)(C) of the Company Disclosure Letter), (D) enter into any agreement with respect to the voting of its capital stock or (E) purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than (1) pursuant to the cashless exercise of Company Options or the forfeiture of, or withholding of Taxes with respect to, Company Options, Company Restricted Stock Units or Company Performance Stock Units in connection with any Taxable event related to such awards, in each case in accordance with past practice and with the terms of the applicable Company Stock Plan as in effect on the date of this Agreement (or as modified after the date of this Agreement in accordance with the terms of this Agreement) or (2) purchases, repurchases, redemptions or other acquisitions of securities of any wholly owned Subsidiary of the Company by the Company or any other wholly owned Subsidiary of the Company);

(ii) merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate (other than mergers among, or the restructuring, reorganization or liquidation of any wholly owned Subsidiaries of the Company that would not (x) prevent, materially delay or materially impair the Merger or the other transactions contemplated by this Agreement or (y) reasonably be expected to result in any significant Tax liability);

(iii) except as expressly contemplated by the terms of this Agreement, as expressly disclosed in Section 6.1(a)(iii) of the Company Disclosure Letter or as required by applicable Law or by the terms of any Company Plan listed on Section 5.1(h)(i) of the Company Disclosure Letter or any CBA, in either case as in effect on the date hereof (or as modified after the date of this Agreement in accordance with the terms of this Agreement):

(A) increase the compensation or benefits payable to any director or named executive officers as identified in the Company’s proxy statement for the 2017 annual meeting of stockholders (collectively, the “Senior Executives”) of the Company, increase the compensation or benefits payable to any employee or individual consultant of the Company or any of its Subsidiaries, or make any loans to, any director, officer, employee or individual consultant of the Company or any of its Subsidiaries;

(B) grant any new equity-based awards, or amend or modify the terms or accelerate the vesting of any such outstanding awards (except for any acceleration of any Company Option, Company Performance Stock Unit and Company Restricted Stock Unit in connection with the cessation of any Person’s employment with the Company or any of its Subsidiaries (other than any Senior Executive) to the extent that such acceleration is consistent with past practice), under any Company Plan;

(C) amend any severance plan or agreement as in effect on the date hereof or waive or release any restrictive covenants thereunder;

(D) make any change to any Company Pension Plan or any Company Plan that is an “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA) that would materially increase the costs to the Company or any of its Subsidiaries in respect of such Company Plan;

(E) establish, adopt, or enter into any new arrangement that would be a Company Plan if in effect on the date hereof, other than individual separation and release agreements entered into in connection with ordinary-course terminations on terms consistent with the severance arrangements listed on Section 5.1(h)(i) of the Company Disclosure Schedule;

(F) accelerate the payment of non-equity related compensation or benefits to any director, officer, employee, consultant or individual service provider, except as required (without discretion) pursuant to the terms of the Company Plans;

(G) hire any new officer, employee, consultant or individual service provider (provided that the Company shall be permitted to (x) hire employees, consultants or other individual service providers with an aggregate annual base compensation and target incentive opportunity below $350,000 in the ordinary course of business consistent with past practice, or (y) engage individual or entity service providers with an aggregate annual base compensation and target incentive opportunity below $350,000 in the ordinary course of business consistent with past practice to fill positions that are open as of the date hereof or that become open following the date hereof to the extent reasonably necessary as determined by the Company in its sole discretion to maintain the Company’s core business); or

(H) terminate any employee or officer of the Company or any of its Subsidiaries at level B7 or higher other than for cause (as determined in the ordinary course of business consistent with past practice);

(iv) incur or guarantee any Indebtedness or issue any warrants or other rights to acquire any Indebtedness, except (A) in the ordinary course of business consistent with past practice, borrowings under the Company’s revolving credit facility as in effect as of the date hereof, (B) inter-company Indebtedness among the Company and its wholly owned Subsidiaries, (C) commercial paper issued in the ordinary course of business and (D) (i) to the extent not drawn upon and payments are not triggered thereby, letters of credit, bank guarantees, security or performance bonds or similar credit support instruments and (ii) overdraft facilities or cash management programs, in the case of each of clauses (i) and (ii), issued, made or entered into in the ordinary course of business;

(v) make or commit to any capital expenditures other than (A) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident or (B) in the ordinary course of business consistent with past practice and which do not exceed during either the 2017 fiscal year or the 2018 fiscal year one hundred and five percent (105%) of the amounts reflected in the Company’s capital expenditure budget for 2017, a copy of which was previously provided to Parent;

(vi) transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien (other than a Permitted Lien) upon or otherwise dispose of any Intellectual Property; provided that this clause (vi) shall not restrict (A) any of the foregoing that occur in the ordinary course of business or, to the extent applicable, among the Company and its Subsidiaries, (B) the granting of any licenses of Intellectual Property in the ordinary course consistent with past practice or (C) transfers, leases, sales, assignments, lapses, abandonments, cancellations, mortgages, pledges, Liens, or other dispositions of Intellectual Property (other than licenses) with a fair market value less than $10,000,000 in the aggregate for all such actions;

(vii) other than in the ordinary course of business consistent with past practice, transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any properties or assets (including capital stock of any of its Subsidiaries but not including any Intellectual Property, which is governed by Section 6.1(a)(vi) with a fair market value in excess of $5,000,000 individually or $12,500,000 in the aggregate (other than transactions among the Company and its wholly owned Subsidiaries);

(viii) issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any such shares, except (A) for any Shares issued pursuant to Company Options, Company Restricted Stock Units and Company Performance Stock Units outstanding on the date of this Agreement in accordance with the existing terms of such awards and the Company Stock Plans, or (B) by wholly owned Subsidiaries to the Company or to any other wholly owned Subsidiary of the Company;

(ix) spend or commit to spend in excess of $5,000,000 individually or $12,500,000 in the aggregate to acquire any business or businesses or to acquire assets or other property, whether by merger, consolidation, purchase of property or assets or otherwise (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition); provided that neither the Company nor any of its Subsidiaries shall make any acquisition that would, or would reasonably be likely to, prevent, delay or impair the Company’s ability to consummate the transactions contemplated by this Agreement; provided, further that nothing in this Section 6.1(a)(ix) shall restrict the ability of the Company to invest additional funds in any existing asset of the Company to offset any dilution in the Company’s existing interest in such asset;

(x) make any material change with respect to its financial accounting policies or procedures, except as required by changes in GAAP (or any interpretation thereof) or by applicable Law;

(xi) except as required by applicable Law, (A) make, change or revoke any material Tax election or take any material position on any material Tax Return filed on or after the date of this Agreement, in each case that is inconsistent with elections made or positions taken in preparing or filing similar Tax Returns in prior periods, except in each case as a result of, or in response to, any change in U.S. federal Tax Laws or regulations or administrative guidance promulgated or issued thereunder, (B) change any Tax accounting period or any material method of Tax accounting, (C) amend any material Tax Return, (D) settle or resolve any material Tax liability or any Tax audit or controversy with respect to a material amount of Taxes, (E) surrender any right to claim a material refund of Taxes, (F) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or any of its Subsidiaries, other than any extension pursuant to an extension of time to file any Tax Return or (G) enter into any closing agreement or similar agreement with any Tax authority in respect of Taxes;

(xii) (A) enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business as of the date of this Agreement or (B) conduct a line of business of the Company or any of its Subsidiaries in any geographic area where it has never previously conducted business prior to the date of this Agreement;

(xiii) make any loans, advances or capital contributions to, or investments in, any Person (other than loans, advances or capital contributions to the Company or any direct or indirect wholly owned Subsidiary of the Company);

(xiv) (A) amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) any Material Contract or waive, release or assign any material rights, claims or benefits under any Material Contract, other than any amendment, modification, termination, waiver, release or assignment (x) as required by Law, (y) pursuant to “most favored nation” offers made prior to the date of this Agreement or (z) in the ordinary course of business; provided that in no event shall the Company or its Subsidiaries amend or modify a Contract in which the packaging or rate terms would materially impact meeting the Company’s business plan, (B) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement unless it is on terms substantially consistent with, or on terms more favorable to the Company and/or its Subsidiaries (and to Parent and its Subsidiaries following the Closing) than a contract it is replacing; provided that in no event shall the Company or its Subsidiaries enter into a Contract in which the packaging or rate terms would materially impact meeting the Company’s business plan or (C) without restricting any action that is permissible in accordance with clauses (A) or (B) hereof, make any concession, or offer to make any concession, under any Material

Contract except for (x) annual “most favored nation” offers made in the ordinary course of business consistent with past practice in connection with new issues arising after March 2017 or (y) mutual “clean slate” releases with distributors; provided that the foregoing shall not prohibit or restrict the ability of the Company or its Subsidiaries to take any action described in this Section 6.1(a)(xiv) in the ordinary course of business with respect to Material Contracts between the Company and/or one or more of its wholly owned Subsidiaries; provided, further that for the avoidance of doubt, this Section 6.1(a)(xiv) shall not prohibit or restrict any Company Plans;

(xv) settle any action, suit, case, litigation, claim, hearing, arbitration, investigation or other proceedings before or threatened to be brought before a Governmental Entity, or pay, discharge, settle or waive any material liability, other than settlements (A) if the amount of any such settlement is not in excess of $500,000 individually or $2,000,000 in the aggregate; provided that such settlements are solely for money damages (and confidentiality and other similar customary provisions that would not reasonably be expected to place any material restrictions on the business activities of the Company and its Subsidiaries or Parent and its Subsidiaries), (B) for amounts not in excess of the Company’s available insurance coverage as of the date hereof or (C) relating to Taxes (which shall be governed by Section 6.1(a)(xi)); provided, further that for the avoidance of doubt, this Section 6.1(a)(xv) shall not restrict the Company’s ability to enter into mutual releases under “clean slate provisions” (as that term is understood in the industry of the Company) under its Affiliation Contracts;

(xvi) enter into any collective bargaining agreement, other than renewals of any collective bargaining agreements in the ordinary course of business;

(xvii) enter into any agreement or arrangement with an Affiliate, other than any Contracts solely between or among the Company and/or its wholly owned Subsidiaries;

(xviii) permit any insurance policy or arrangement naming or providing for it as a beneficiary or a loss payable payee (other than ordinary course production policies that expire in accordance with their terms and the liability for which is covered by other insurance policies or arrangements of the Company without any impairment to the terms of coverage) to be cancelled or terminated (unless such policy or arrangement is cancelled or terminated in the ordinary course of business consistent with past practice and concurrently replaced with a policy or arrangement with substantially similar coverage) or materially impaired; or

(xix) agree, resolve or commit to do any of the foregoing.

(b) Parent covenants and agrees as to itself and its Subsidiaries that, from and after the execution of this Agreement and prior to the Effective Time (unless the Company shall otherwise approve in writing, which approval shall not be unreasonably withheld, conditioned or delayed, and except as (1) required by applicable Law, (2) expressly required by this Agreement or (3) otherwise expressly disclosed in Section 6.1(b) of the Parent Disclosure Letter), Parent shall use its reasonable best efforts to conduct its business and the business of its Subsidiaries in the ordinary course of business consistent with past practice and each of Parent and its Subsidiaries shall, subject to compliance with the specific matters set forth below, use reasonable best efforts to preserve its business organization intact and maintain the existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, licensors, creditors, lessors, employees and business associates and others having material business dealings with it and keep available the services of Parent and its Subsidiaries’ present employees and agents. Without limiting the generality of, and in furtherance of, the foregoing, Parent covenants and agrees as to itself and its Subsidiaries that, from and after the date of this Agreement and prior to the Effective Time, except (A) as required by applicable Law, (B) as the Company may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (C) as expressly disclosed in Section 6.1(b) of the Parent Disclosure Letter or (D) as expressly provided for in this Agreement, Parent shall not and will not permit any of its Subsidiaries to:

(i) (A) amend the Parent Certificate of Incorporation or the Parent Bylaws (or comparable governing documents of any wholly owned Subsidiary of Parent, other than immaterial amendments that would not prevent, materially delay or materially impair the Merger or the other transactions contemplated by this Agreement), (B) split, combine, subdivide or reclassify its outstanding shares of capital stock (except for any such transaction by a wholly owned Subsidiary of Parent which remains a wholly owned Subsidiary after consummation of such transaction), (C) declare, set aside or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any shares of its capital stock (except for any dividends or distributions paid by a direct or indirect wholly owned Subsidiary of Parent to another direct or indirect wholly owned Subsidiary of Parent or to Parent, or (D) purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than (1) pursuant to the cashless exercise of Parent stock options or stock appreciation rights or the forfeiture of, or withholding of Taxes with respect to, Parent stock options, restricted stock units, performance stock units, deferred share units, stock appreciation rights or other equity awards in connection with any Taxable event related to such awards, in each case in accordance with past practice and with the terms of the applicable Parent Stock Plan as in effect on the date of this Agreement (or as modified after the date of this Agreement in accordance with the terms of this Agreement) or (2) purchases, repurchases, redemptions or other acquisitions of securities of any wholly owned Subsidiary of Parent by Parent or any other wholly owned Subsidiary of Parent);

(ii) merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate (other than mergers among, or the restructuring, reorganization or liquidation of any wholly owned Subsidiaries of Parent that would not prevent, materially delay or materially impair the Merger or the other transactions contemplated by this Agreement);

(iii) issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any such shares, except (A) for any Parent Common Stock issued pursuant to Parent stock options, restricted stock units, performance stock units, deferred share units, stock appreciation rights or other equity awards outstanding on the date of this Agreement in accordance with the existing terms of such awards and the Parent Stock Plans or granted after the date of this Agreement in the ordinary course of business consistent with past practice or (B) by wholly owned Subsidiaries to Parent or to any other wholly owned Subsidiary of Parent;

(iv) incur borrowings under the Revolving Credit Facility, except to the extent that the outstanding amount thereunder does not exceed $874,000,000 (the “Revolver Cap”) as a result of such borrowing; provided that (x) the Revolver Cap shall be reduced to $800,000,000 from and after September 30, 2017 and (y) the limitation set forth in this clause (iv) shall cease to apply on the Amendment Effective Date; or

(v) agree, resolve or commit to do any of the foregoing.

(c) All notices, requests, instructions, communications or other documents to be given in connection with any consultation or approval required pursuant to this Section 6.1 shall be in writing and shall be deemed given as provided for in Section 9.6, and, in each case, shall be addressed to such individuals as the parties shall designate in writing from time to time.

6.2 Company Acquisition Proposal.

(a) No Solicitation or Negotiation. From and after the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article VIII, except as expressly permitted by this Section 6.2, the Company shall not, and shall cause its and its Subsidiaries’ directors, officers and employees not to, and shall instruct its and their respective investment bankers, attorneys, accountants and other advisors or representatives (collectively, along with such directors, officers and employees, “Representatives”) not to, directly or indirectly:

(i) solicit, initiate, knowingly induce, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal;

(ii) participate in any discussions or negotiations with any Person regarding any Company Acquisition Proposal;

(iii) provide any non-public information or data concerning the Company or any of its Subsidiaries to any Person in connection with any Company Acquisition Proposal; or

(iv) approve or recommend, make any public statement approving or recommending, or enter into any agreement relating to, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal.

The Company shall, and the Company shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal, or proposal that would reasonably be expected to lead to a Company Acquisition Proposal, and shall promptly terminate access by any such Person to any physical or electronic data rooms relating to any such Company Acquisition Proposal. The Company shall take all actions necessary to enforce its rights under the provisions of any “standstill” agreement between the Company and any Person (other than Parent), and shall not grant any waiver of, or agree to any amendment or modification to, any such agreement, to permit such person to submit a Company Acquisition Proposal; provided that the foregoing shall not restrict the Company from permitting a Person to orally request the waiver of a “standstill” or similar obligation or from granting such a waiver, in each case, to the extent the Company’s board of directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law.

(b) Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 6.2(a), prior to the time, but not after, the Company Requisite Vote is obtained, the Company may, in response to an unsolicited, bona fide written Company Acquisition Proposal which did not result from a breach, in any material respect, of this Section 6.2 and so long as it has provided prior written notice to Parent, (i) provide access to non-public information regarding the Company or any of its Subsidiaries to the Person who made such Company Acquisition Proposal; provided that such information has previously been made available to Parent or is provided to Parent substantially concurrently with the making of such information available to such Person and that, prior to furnishing any such material non-public information, the Company receives from the Person making such Company Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such Person as the Confidentiality Agreement’s terms are on Parent (it being understood that such confidentiality agreement need not prohibit the making or amending of a Company Acquisition Proposal), and (ii) engage or participate in any discussions or negotiations with any such Person regarding such Company Acquisition Proposal if, and only if, prior to taking any action described in clause (i) or (ii) above, the Company’s board of directors determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with a financial advisor of nationally recognized reputation that such Company Acquisition Proposal either constitutes a Company Superior Proposal or would reasonably be expected to result in a Company Superior Proposal and (B) the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law. In no event may the Company or any of its Subsidiaries or any of their Representatives directly or indirectly reimburse or pay, or agree to reimburse or pay, the fees, costs or expenses of, or provide or agree to provide any compensation to, any Person or group (or any of its or their Representatives or potential financing sources) who makes a Company Acquisition Proposal.

(c) Notice. The Company shall promptly (and, in any event, within twenty-four (24) hours) notify Parent if (i) any written or other bona fide inquiries, proposals or offers with respect to a Company Acquisition Proposal are received by the Company, (ii) any non-public information is requested in connection with any Company Acquisition Proposal from the Company or (iii) any discussions or negotiation with respect to a Company Acquisition Proposal are sought to be initiated or continued with the Company, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

(d) Definitions. For purposes of this Agreement:

“Company Acquisition Proposal” means any proposal, offer, inquiry or indication of interest from any Person or group (as defined in or under Section 13 of the Exchange Act) relating to a merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, share purchase, asset purchase, business combination, joint venture, partnership, dissolution, liquidation, spin-off, extraordinary dividend or similar transaction or series of transactions involving the Company or any of its Subsidiaries which is structured to permit such Person or group to, directly or indirectly, acquire beneficial ownership of (i) twenty percent (20%) or more of the outstanding Shares or other equity securities of the Company, or twenty percent (20%) or more of the consolidated net revenues, net income or total assets of the Company or (ii) twenty percent (20%) or more of the outstanding class or classes of equity securities that collectively have the right to elect a majority of the board of directors of the Company or any successor thereto, in each case, other than the transactions contemplated by this Agreement.

“Company Intervening Event” means any event, occurrence, fact, condition, change, development or effect occurring or arising after the date of this Agreement that (i) was not known to, or reasonably foreseeable by, the board of directors of the Company prior to the execution of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), which event, occurrence, fact, condition, change, development or effect, or any material consequence thereof, becomes known to, or reasonably foreseeable by, the board of directors of the Company prior to the receipt of the Company Requisite Vote and (ii) does not relate to (A) a Company Acquisition Proposal or (B) any (1) changes in the market price or trading volume of the Company or Parent or (2) the Company or Parent meeting, failing to meet or exceeding published or unpublished revenue or earnings projections, in each case in and of itself (it being understood that with respect to each of clause (1) and clause (2) the facts or occurrences giving rise or contributing to such change or event may be taken into account when determining a Company Intervening Event to the extent otherwise satisfying this definition).

“Company Superior Proposal” means any bona fide binding written offer (not solicited by or on behalf of the Company or any of its Subsidiaries or any of their respective Representatives or otherwise resulting in violation of Section 6.2(a)) made by a third party after the date of this Agreement that, if consummated, would result in such third party (or its shareholders) (x) owning, directly or indirectly, a majority of the outstanding Shares (or of the stock of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or a majority of the assets (measured on a fair market value basis) of the Company and its Subsidiaries, taken as a whole, and (y) having the right to elect a majority of the board of directors of the Company or any successor thereto, which the Company’s board of directors determines in good faith (after consultation with outside legal counsel and financial advisors of nationally recognized reputation) to be (i) more favorable to the holders of Shares from a financial point of view than the Merger (taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Parent in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

(e) No Company Change in Recommendation or Company Alternative Acquisition Agreement. Except as provided in Section 6.2(f) and Section 6.2(g), the Company’s board of directors and each committee of the Company’s board of directors shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation or approve, recommend or otherwise declare advisable (or publicly propose or resolve to approve, recommend or otherwise declare advisable) any Company Acquisition Proposal or make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification or modification (each, a “Company Change in Recommendation”), (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(b) entered into in compliance with Section 6.2(a)) relating to any Company Acquisition Proposal or requiring the Company (or that would require the Company) to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by this Agreement (a “Company Alternative Acquisition Agreement”); or (iii) approve or recommend, or publicly propose to enter into a Company Alternative Acquisition Agreement.

(f) Fiduciary Exception to Company Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in Section 6.2(e), following receipt of a written Company Acquisition Proposal by the Company after the date of this Agreement that did not result from a material breach of this Section 6.2 and the Company’s board of directors determining in good faith, after consultation with financial advisors of nationally recognized reputation and outside legal counsel, constitutes a Company Superior Proposal, the Company’s board of directors may, at any time prior to the time the Company Requisite Vote is obtained, make a Company Change in Recommendation or terminate this Agreement to enter into a Company Alternative Acquisition Agreement with respect to such Company Superior Proposal in accordance with Section 6.2(f)(ii), or authorize, resolve, agree or propose publicly to take any such action, if all of the following conditions are met:

(i) the Company shall have (A) provided to Parent four (4) Business Days’ prior written notice, which shall state expressly (1) that it has received a written Company Acquisition Proposal that constitutes a Company Superior Proposal, (2) the material terms and conditions of the Company Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Company Acquisition Proposal), and shall have contemporaneously provided an unredacted copy of the Company Alternative Acquisition Agreement and all other documents (other than immaterial documents) related to the Company Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Company Superior Proposal shall require a new notice and an additional three (3) Business Day period) and (3) that, subject to clause (ii) below, the Company’s board of directors has determined to effect a Company Change in Recommendation or to terminate this Agreement in accordance with Section 8.3(c) in order to enter into the Company Alternative Acquisition Agreement, as applicable, and (B) prior to making such a Company Change in Recommendation or terminating this Agreement in accordance with Section 8.3(c), as applicable, (x) used commercially reasonable efforts to engage in good faith with Parent (to the extent Parent wishes to engage) during such notice period to consider adjustments to the terms and conditions of this Agreement such that the Company Alternative Acquisition Agreement ceases to constitute a Company Superior Proposal, and (y) in determining whether to make a Company Change in Recommendation and/or to effect such a termination in accordance with Section 8.3(c), the board of directors of the Company shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice; and

(ii) the Company’s board of directors shall have determined, in good faith, after consultation with financial advisors of nationally recognized reputation and outside legal counsel, that, in light of such Company Superior Proposal and taking into account any revised terms proposed by Parent, such Company Superior Proposal continues to constitute a Company Superior Proposal and, after consultation with outside legal counsel, that the failure to make such Company Change in Recommendation or to so terminate this Agreement in accordance with Section 8.3(c), as applicable, would be inconsistent with the directors’ fiduciary duties under applicable Law.

(g) Company Change in Recommendation. Notwithstanding anything to the contrary set forth in Section 6.2(e), upon the occurrence of any Company Intervening Event, the Company’s board of directors may, at any time prior to the time the Company Requisite Vote is obtained, make a Company Change in Recommendation, if all of the following conditions are met:

(i) the Company shall have (A) provided to Parent four (4) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Company Intervening Event and the rationale for the Company Change in Recommendation, and (2) state expressly that, subject to clause (ii) below, the Company’s board of directors has determined to effect a Company Change in Recommendation and (B) prior to making such a Company Change in Recommendation, used commercially reasonable efforts to engage in good faith with Parent (to the extent Parent wishes to engage) during such four (4) Business Day period to consider adjustments to the terms and conditions of this Agreement in such a manner that the failure of the Company’s board of directors to make a Company Change in Recommendation in response to the Company Intervening Event in accordance with clause (ii) below would no longer be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii) the Company’s board of directors shall have determined in good faith, after consultation with financial advisors of nationally recognized reputation and outside legal counsel, that in light of such Company Intervening Event and taking into account any revised terms proposed by Parent, the failure to make a Company Change in Recommendation, would be inconsistent with the directors’ fiduciary duties under applicable Law.

(h) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to a Company Acquisition Proposal; provided that any “stop look and listen” communication to its stockholders of the nature contemplated by Rule 14d-9 under the Exchange Act shall include an affirmative statement to the effect that the recommendation of the Company’s board of directors is affirmed or remains unchanged;

provided, further, that this paragraph (h) shall not be deemed to permit the Company or the Company’s board of directors to effect a Company Change in Recommendation except in accordance with Section 6.2(f). The Company shall not submit to the vote of its stockholders any Company Acquisition Proposal or Company Superior Proposal prior to the termination of this Agreement.

6.3 Parent Acquisition Proposal.

(a) No Solicitation or Negotiation. From and after the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Article VIII, except as expressly permitted by this Section 6.3, Parent shall not, and shall cause its and its Subsidiaries’ directors, officers and employees not to, and shall instruct its Representatives not to, directly or indirectly:

(i) solicit, initiate, knowingly induce, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal;

(ii) participate in any discussions or negotiations with any Person regarding any Parent Acquisition Proposal;

(iii) provide any non-public information or data concerning Parent or any of its Subsidiaries to any Person in connection with any Parent Acquisition Proposal;

(iv) approve or recommend, make any public statement approving or recommending, or enter into any agreement relating to, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal.

Parent shall, and Parent shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Parent Acquisition Proposal, or proposal that would reasonably be expected to lead to a Parent Acquisition Proposal; provided that the foregoing shall not restrict Parent from permitting a Person to orally request the waiver of a “standstill” or similar obligation or from granting such a waiver, in each case, to the extent Parent’s board of directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(b) Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 6.3(a), prior to the time, but not after, the Parent Requisite Vote is obtained, Parent may, in response to an unsolicited, bona fide written Parent Acquisition Proposal which did not result from a breach, in any material respect, of this Section 6.3 and so long as it has provided prior written notice to the Company, (i) provide access to non-public information regarding Parent or any of its Subsidiaries to the Person who made such Parent Acquisition Proposal; provided that such information has previously been made available to the Company or is provided to the Company substantially concurrently with the making of such information available to such Person and that, prior to furnishing any such material non-public information, Parent receives from the Person making such Parent Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such Person as the Confidentiality Agreement’s terms are on the Company (it being understood that such confidentiality agreement need not prohibit the making or amending of a Parent Acquisition Proposal); and (ii) engage or participate in any discussions or negotiations with any such Person regarding such Parent Acquisition Proposal if, and only if, prior to taking any action described in clause (i) or (ii) above, Parent’s board of directors determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with a financial advisor of nationally recognized reputation that such Parent Acquisition Proposal either constitutes a Parent Superior Proposal or would reasonably be expected to result in a Parent Superior Proposal and (B) the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law. In no event may Parent or any of its Subsidiaries or any of their Representatives directly or indirectly reimburse or pay, or agree to reimburse or pay, the fees, costs or expenses of, or provide or agree to provide any compensation to, any Person or group (or any of its or their Representatives or potential financing sources) who makes a Parent Acquisition Proposal.

(c) Notice. Parent shall promptly (and, in any event, within twenty-four (24) hours) notify the Company if (i) any written or other bona fide inquiries, proposals or offers with respect to a Parent Acquisition Proposal are received by Parent, (ii) any non-public information is requested in connection with any Parent Acquisition Proposal from Parent, or (iii) any discussions or negotiation with respect to a Parent Acquisition Proposal are sought to be initiated or continued with Parent, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep the Company informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

(d) Definitions. For purposes of Section this Agreement:

“Parent Acquisition Proposal” means any proposal, offer, inquiry or indication of interest from any Person or group (as defined in or under Section 13 of the Exchange Act) relating to a merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, share purchase, asset purchase, business combination, joint venture, partnership, dissolution, liquidation, spin-off, extraordinary dividend or similar transaction or series of transactions involving Parent or any of its Subsidiaries which is structured to permit such Person or group to, directly or indirectly, acquire beneficial ownership of (i) twenty percent (20%) or more of the outstanding capital stock of Parent (treating the Parent Preferred Stock on an as-converted basis), or twenty percent (20%) or more of the consolidated net revenues, net income or total assets of Parent or (ii) twenty percent (20%) or more of the outstanding class or classes of capital stock that collectively have the right to elect a majority of the board of directors of Parent or any successor thereto, in each case, other than the transactions contemplated by this Agreement; provided that any sale of capital stock of Parent by its Specified Affiliates shall not be a Parent Acquisition Proposal. For purposes of this Agreement, the term “Specified Affiliates” shall mean the Persons set forth on Section 6.3(d) of the Parent Disclosure Letter.

“Parent Intervening Event” means any event, occurrence, fact, condition, change, development or effect occurring or arising after the date of this Agreement that (i) was not known to, or reasonably foreseeable by, the board of directors of Parent prior to the execution of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), which event, occurrence, fact, condition, change, development or effect, or any material consequence thereof, becomes known to, or reasonably foreseeable by, the board of directors of Parent prior to the receipt of the Parent Requisite Vote and (ii) does not relate to (A) a Parent Acquisition Proposal or (B) any (1) changes in the market price or trading volume of Parent or the Company or (2) the Company or Parent meeting, failing to meet or exceeding published or unpublished revenue or earnings projections, in each case in and of itself (it being understood that with respect to each of clause (1) and clause (2) the facts or occurrences giving rise or contributing to such change or event may be taken into account when determining a Parent Intervening Event to the extent otherwise satisfying this definition).

“Parent Superior Proposal” means any bona fide binding written offer (not solicited by or on behalf of Parent or any of its Subsidiaries or any of their respective Representatives or otherwise resulting in violation of Section 6.3(a)) made by a third party after the date of this Agreement that, if consummated, would result in such third party (or its shareholders) (x) owning, directly or indirectly, a majority of the outstanding shares of capital stock of Parent (or of the stock of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or a majority of the assets (measured on a fair market value basis) of Parent and its Subsidiaries, taken as a whole, and (y) having the right to elect a majority of the board of directors of Parent or any successor thereto, which Parent’s board of directors determines in good faith (after consultation with outside legal counsel and financial advisors of nationally recognized reputation) to be (i) more favorable to the holders of shares of capital stock of Parent from a financial point of view than the Merger (taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by the Company in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

(e) No Parent Change in Recommendation or Parent Alternative Acquisition Agreement. Except as provided in Section 6.3(f) and Section 6.3(g), Parent’s board of directors and each committee of Parent’s board of directors shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to the Company, the Parent Recommendation or approve, recommend or otherwise declare advisable (or publicly propose or resolve to approve, recommend or otherwise declare advisable) any Parent Acquisition Proposal or make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification or modification (each, a “Parent Change in Recommendation”), (ii) cause or permit Parent or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other agreement (other than a confidentiality agreement referred to in Section 6.3(b) entered into in compliance with Section 6.3(a)) (a “Parent Alternative Acquisition Agreement”) relating to any Parent Acquisition Proposal or requiring Parent (or that would require Parent) to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by this Agreement; or (iii) approve or recommend, or publicly propose to enter into a Parent Alternative Acquisition Agreement.

(f) Fiduciary Exception to Parent Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in Section 6.3(e), following receipt of a written Parent Acquisition Proposal by Parent after the date of this Agreement that did not result from a material breach of this Section 6.3 and Parent’s board of directors determining in good faith, after consultation with financial advisors of nationally recognized reputation and outside legal counsel, constitutes a Parent Superior Proposal, Parent’s board of directors may, at any time prior to the time the Parent Requisite Vote is obtained, make a Parent Change in Recommendation with respect to such Parent Superior Proposal in accordance with Section 6.3(f)(ii), or authorize, resolve, agree or propose publicly to take any such action, if all of the following conditions are met:

(i) Parent shall have (A) provided to the Company four (4) Business Days’ prior written notice, which shall state expressly (1) that it has received a written Parent Acquisition Proposal that constitutes a Parent Superior Proposal, (2) the material terms and conditions of the Parent Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Parent Acquisition Proposal), and shall have contemporaneously provided an unredacted copy of the Parent Alternative Acquisition Agreement and all other documents (other than immaterial documents) related to the Parent Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Parent Superior Proposal shall require a new notice and an additional three (3) Business Day period) and (3) that, subject to clause (ii) below, Parent’s board of directors has determined to effect a Parent Change in Recommendation and (B) prior to making such a Parent Change in Recommendation (x) used commercially reasonable efforts to engage in good faith with the Company (to the extent the Company wishes to engage) during such notice period to consider adjustments to the terms and conditions of this Agreement such that the Parent Alternative Acquisition Agreement ceases to constitute a Parent Superior Proposal, and (y) in determining whether to make a Parent Change in Recommendation, the board of directors of Parent shall take into account any changes to the terms of this Agreement proposed by the Company and any other information provided by the Company in response to such notice; and

(ii) Parent’s board of directors shall have determined, in good faith, after consultation with financial advisors of nationally recognized reputation, that, in light of such Parent Superior Proposal and taking into account any revised terms proposed by the Company, such Parent Superior Proposal continues to constitute a Parent Superior Proposal and, after consultation with outside legal counsel, that the failure to make such Parent Change in Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

(g) Parent Change in Recommendation. Notwithstanding anything to the contrary set forth in Section 6.3(e), upon the occurrence of any Parent Intervening Event, Parent’s board of directors may, at any time prior to the time the Parent Requisite Vote is obtained, make a Parent Change in Recommendation, if all of the following conditions are met:

(i) Parent shall have (A) provided to the Company four (4) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Parent Intervening Event and the rationale for the Parent Change in Recommendation, as the case may be, and (2) state expressly that, subject to clause (ii) below, Parent’s board of directors has determined to effect a Parent Change in Recommendation and (B) prior to making such a Parent Change in Recommendation, used commercially reasonable efforts to engage in good faith with the Company (to the extent the Company wishes to engage) during such five (5) Business Day period to consider adjustments to the terms and conditions of this Agreement in such a manner that the failure of Parent’s board of directors to make a Parent Change in Recommendation in response to the Parent Intervening Event in accordance with clause (ii) below would no longer be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii) Parent’s board of directors shall have determined in good faith, after consultation with outside legal counsel and financial advisors of nationally recognized reputation, that in light of such Parent Intervening Event and taking into account any revised terms proposed by the Company, the failure to make a Parent Change in Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

(h) Certain Permitted Disclosure. Nothing contained in this Section 6.3 shall be deemed to prohibit Parent from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to a Parent Acquisition Proposal; provided that any “stop look and listen” communication to its stockholders of the nature contemplated by Rule 14d-9 under the Exchange Act shall include an affirmative statement to the effect that the recommendation of Parent’s board of directors is affirmed or remains unchanged; provided, further, that this paragraph (h) shall not be deemed to permit Parent or Parent’s board of directors to effect a Parent Change in Recommendation except in accordance with Section 6.3(f).

6.4 Information Supplied. (a) The Company and Parent shall jointly prepare and cause to be filed with the SEC a proxy statement (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”) with respect to the Company Shareholders Meeting and the Parent Stockholders Meeting. As promptly as practicable following the date of this Agreement, Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Joint Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Series C Common Stock to be issued in the Merger. Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” laws in connection with the issuance of shares of Series C Common Stock in the Merger. Each of the Company and Parent shall furnish all information concerning the Company and the holders of Shares and Parent and the holders of the capital stock of Parent, as applicable, as may be reasonably requested in connection with any such action. Each of the Company and Parent shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s shareholders and Parent’s stockholders, as applicable, as promptly as practicable after the Form S-4 is declared effective under the Securities Act and in connection with the mailing of the Form of Election.

(b) No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement/ Prospectus will be made by the Company or Parent, in each case without providing the other party a reasonable opportunity to review and comment thereon (other than, in each case, any filing, amendment or supplement in connection with a Change in Recommendation), and each party shall consider in good faith all comments reasonably proposed by the other party. Each of the Company and Parent shall promptly provide the other with copies of all such filings, amendments or supplements to the extent not readily publicly available. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other and provide such other assistance as may be reasonably requested by such other party to be included therein and shall otherwise reasonably assist and cooperate with the other in the preparation of the Form S-4 or Joint Proxy Statement/ Prospectus, as applicable, and the resolution of any comments to either received from the SEC. If at any time prior to the receipt of the Company Requisite Vote or the Parent Requisite Vote, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement/ Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company or the stockholders of Parent, as applicable. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Form S-4 or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Form S-4, Joint Proxy Statement/ Prospectus or the Merger and (ii) all orders of the SEC relating to the Form S-4. No response to any comments from the SEC or the staff of the SEC relating to the Joint Proxy Statement/ Prospectus will be made by either party without providing the other a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC, and each party shall consider in good faith all comments reasonably proposed by the other party. The parties will cause the Form S-4 and Joint Proxy Statement/ Prospectus to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

6.5 Shareholder and Stockholder Meetings.

(a) Company Family Meeting. The Company shall, in accordance with the Amended and Restated Scripps Family Agreement, dated May 19, 2015, as amended (the “Scripps Family Agreement”), duly call and give notice of, and convene as promptly as practicable, a meeting of the holders of Common Voting Shares who are signatories to the Scripps Family Agreement (the “Company Family Meeting”) for the purpose of seeking the proxies required for the Common Shares Requisite Vote and the Company Requisite Vote. Subject to the provisions of Section 6.2, the Company’s board of directors shall recommend at the Company Family Meeting that the holders of Common Voting Shares adopt this Agreement at the Company Shareholders Meeting and shall use its reasonable best efforts to obtain and solicit such adoption. A copy of this Agreement or a summary thereof shall be sent to the holders of Common Voting Shares who are signatories to the Scripps Family Agreement with the notice of the Company Family Meeting.

(b) Company Shareholders Meeting.

(i) The Company will, as promptly as practicable in accordance with applicable Law and the Company Articles of Incorporation and Company Code of Regulations, establish a record date for, duly call and give notice of, and use its reasonable best efforts to convene a meeting of holders of Shares to consider and vote upon the adoption of this Agreement (the “Company Shareholders Meeting) following the conclusion of the Company Family Meeting. Subject to the provisions of Section 6.2, the Company’s board of directors shall include the Company Recommendation in the Joint Proxy Statement/ Prospectus and recommend at the Company Shareholders Meeting that the holders of Shares adopt this Agreement and shall use its reasonable best efforts to obtain and solicit such adoption. Notwithstanding the foregoing, if on or before the date on which the Company Shareholders Meeting is scheduled, the Company reasonably believes that (i) it will not receive proxies representing the Company Requisite Vote, whether or not a quorum is present or (ii) it will not have enough Shares represented to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting, the Company may postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Shareholders Meeting as long as the date of the Company Shareholders Meeting is not postponed or adjourned more than an aggregate of fifteen (15) calendar days in connection with any postponements or adjournments in reliance on the preceding sentence. In addition, notwithstanding the first sentence of this Section 6.5(b), the Company may postpone or adjourn the Company Shareholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of the Company prior to the Company Shareholders Meeting.

(ii) Notwithstanding any Company Change in Recommendation, the Company shall nonetheless submit this Agreement to (i) the holders of Shares for adoption at the Company Shareholders Meeting and (ii) the holders of Common Voting Shares at the Company Family Meeting (in accordance with Section 6.5(a)) unless this Agreement is terminated in accordance with Article VIII prior to the Company Shareholders Meeting. Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by Law to be voted on by the Company’s shareholders in connection with the adoption of this Agreement and the transactions contemplated hereby) that the Company shall propose to be acted on by the shareholders of the Company at the Company Shareholders Meeting.

(c) Parent Stockholders Meeting.

(i) Parent will, in accordance with applicable Law and its certificate of incorporation and bylaws, establish a record date for, duly call and give notice of, and use its reasonable best efforts to convene and hold a meeting of holders of capital stock of Parent to consider and vote upon the issuance of Series C Common Stock in connection with the Merger (the “Parent Stockholders Meeting”) as promptly as practicable. Subject to the provisions of Section 6.3, the Parent board of directors shall include the Parent Recommendation in the Joint Proxy Statement/ Prospectus and recommend at the Parent Stockholders Meeting that the holders of capital stock of Parent approve the issuance of the Series C Common Stock in connection with the Merger and shall use its reasonable best efforts to obtain and solicit such approval. Notwithstanding the foregoing, if on a date preceding the date on which or the date on which the Parent Stockholders Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies representing the Parent Requisite Vote, whether or not a quorum is present, or (ii) it will not have enough shares of Parent Common Stock and Parent Preferred Stock represented to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders Meeting as long as the date of the Parent Stockholders Meeting is not postponed or adjourned more than an aggregate of fifteen (15) calendar days in connection with any postponements or adjournments in reliance on the preceding sentence. In addition, notwithstanding the first sentence of this Section 6.5(c), Parent may postpone or adjourn the Parent Stockholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Parent has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Parent prior to the Parent Stockholders Meeting.

(ii) Notwithstanding any Parent Change in Recommendation, Parent shall nonetheless seek the Parent Requisite Vote at the Parent Stockholders Meeting unless this Agreement is terminated in accordance with Article VIII prior to the Parent Stockholders Meeting. Without the prior written consent of the Company, the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by Law to be voted on by Parent’s stockholders in connection with the transactions contemplated hereby) that Parent shall propose to be acted on by the stockholders of Parent at the Parent Stockholders Meeting.

6.6 Filings; Other Actions; Notification.

(a) The Company and Parent shall, subject to Sections 6.2 and 6.3, cooperate with each other and use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable Laws and Orders to consummate and make effective the Merger and the other transactions contemplated by this Agreement as expeditiously as possible, including (i) preparing and filing all documentation to effect all necessary notices, reports and other filings (and in any event, by filing within ten (10) Business Days after the date of this Agreement the notifications, filings and other information required to be filed under the HSR Act and as promptly as practicable in the case of all other filings required under any Foreign Competition Laws with respect to the transactions contemplated hereby, which are set forth Section 7.1(b)(ii) of the Company Disclosure Letter) and to obtain as expeditiously as possible all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, (ii) satisfying the conditions to consummating the Merger, (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger, (iv) obtaining (and cooperating with each other in obtaining) any consent, approval of, waiver or any exemption by, any non-governmental third party, in each case, to the extent necessary, proper or advisable in connection with the Merger and (v) executing and delivering any reasonable additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement.

(b) Subject to Section 6.6(c), in the event that the parties receive a request for information or documentary material pursuant to the HSR Act or any other Antitrust Laws (a “Second Request”), unless otherwise agreed to by the Company, the Parties will use their reasonable best efforts to submit an appropriate response to, and to certify compliance with, such Second Request as promptly as practicable, and counsel for both parties will closely cooperate during the entirety of any such Second Request review process. Neither Party shall agree to extend any waiting period under the HSR Act or any other Antitrust Laws or enter into any agreement with any Governmental Entity to delay the transactions contemplated hereby except with prior written consent of the other Party. None of the Parties shall knowingly take, cause or permit to be taken or omit to take any action which such party reasonably expects is likely to materially delay or prevent consummation of the contemplated transactions, unless otherwise agreed to by the Parties. As used in this Agreement, the term “Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, the HSR Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees and other Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition.

(c) Parent and the Company shall cooperate with respect to the Antitrust Laws and shall have joint decision making authority with respect to obtaining the required consents under the Antitrust Laws and otherwise hereunder, including pursuant to this Section 6.6; provided that in the event of any good faith disagreement, the determination of Parent shall be final and conclusive. No Party or its counsel shall independently participate in any substantive call or meeting relating to the Antitrust Laws with any Governmental Entity in respect of such filings, investigation, or other inquiry without giving the other Party or its counsel prior notice of such call or meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate. In furtherance of the foregoing and to the extent permitted by applicable Law, (i) each party shall notify the other, as far in advance as practicable, of any filing or material or substantive communication or inquiry it or any of its Subsidiaries intends to make with any Governmental Entity relating to the matters that are the subject of this Section 6.6, (ii) prior to submitting any such filing or making any such communication or inquiry, such party shall provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party in connection with, any such filing, communication or inquiry, (iii) promptly following the submission of such filing or making such communication or inquiry, provide the other party with a copy of any such filing or, if in written form, communication or inquiry and (iv) consult with the other party in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Entity relating to the Merger, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto. In exercising the foregoing cooperation rights, the

Company and Parent each shall act reasonably and as promptly as reasonably practicable. Notwithstanding the foregoing, materials provided pursuant to this Section 6.6 may be reasonably redacted (A) to remove references concerning the valuation of the Company and the Merger, (B) as necessary to comply with contractual arrangements, (C) as necessary to address reasonable privilege concerns or (D) as otherwise required by Law.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.6, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity in connection with the HSR Act, any other applicable Antitrust Laws with respect to the transactions contemplated hereby and to avoid the entry of, or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing the consummation of the transactions contemplated hereby. For the purposes of this Section 6.6, “reasonable best efforts” shall include taking any and all actions necessary to obtain the consents, approvals, permits, waiting period expirations or authorizations of any Governmental Entity required to consummate the Merger prior to the Termination Date, including (i) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, hold separate, and other disposition of the businesses, assets, products or equity interests of the Company or its Subsidiaries or any of Parent’s or its Subsidiaries’ other businesses, assets, products or equity interests now owned or hereafter acquired by Parent, (ii) creating, terminating, or amending any existing relationships, ventures, contractual rights or obligations of Parent, the Company or their respective Subsidiaries, (iii) otherwise taking or committing to any action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, products or equity interests of Parent or the Company (including any of their respective Subsidiaries) and (iv) making, or causing any Subsidiaries to make, any commitment, or committing to (or causing any Subsidiaries to commit to) make any commitment (to any Governmental Entity or otherwise) regarding the future operations of Parent or the Company (including any of their respective Subsidiaries) (the “Regulatory Actions”); provided that (x) the Company shall not accept or agree to any Regulatory Action without Parent’s express written consent and (y) Parent shall not be required to accept or agree to any Regulatory Action that would result in, or would be reasonably likely to result in, either individually or in the aggregate, a material adverse effect on Parent, the Company, and their respective Subsidiaries, taken as a whole, after giving effect to the Merger. Nothing in this Section 6.6 shall require Parent, the Company or their respective Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing. The parties shall jointly control the process and strategy for pursuing any such Regulatory Actions; provided that in the event of any good faith disagreement, the determination of Parent shall be final and conclusive.

(e) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated by this Agreement as violative of any Antitrust Law, each of the Company and Parent shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger.

(f) Information. The Company and Parent each shall, upon request by the other, promptly furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Form S-4, Joint Proxy Statement/ Prospectus and any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(g) Status. The Company and Parent each shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notice or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, other than immaterial communications.

6.7 Access; Consultation. (a) Upon reasonable notice, and except as may otherwise be required by applicable Law, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, afford the other party’s Representatives reasonable access, during normal business hours during the period prior to the Effective Time, to the other party’s, and each of its Subsidiaries’ employees, properties, assets, books, records and contracts and, during such period, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, furnish promptly to the other all information concerning its or any of its Subsidiaries’ capital stock, business and personnel as may reasonably be requested by the other; provided that no investigation pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company or Parent; and provided, further that the foregoing shall require neither the Company nor Parent to permit any invasive environmental sampling or any inspection or to disclose any information pursuant to this Section 6.7 to the extent that (i) in the reasonable good faith judgment of such party, any applicable Law requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) in the reasonable good faith judgment of such party, the information is subject to confidentiality obligations to a third party or (iii) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, further that with respect to clauses (i) through (iii) of this Section 6.7(a), Parent or the Company, as applicable, shall use its commercially reasonable efforts to (1) obtain the required consent of any such third party to provide such inspection or disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company and (3) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Any investigation pursuant to this Section 6.7 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the other party. All requests for information made pursuant to this Section 6.7 shall be directed to an executive officer of the Company or Parent, as applicable, or such Person as may be designated by any such executive officer.

(b) Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such material and the information contained therein shall be given only to the outside counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the parties. All information exchanged pursuant to this Section 6.7 shall be subject to the Confidentiality Agreement. To the extent that any of the information or material furnished pursuant to this Section 6.7 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine. Prior to the Effective Time, the Company and Parent shall reasonably cooperate in identifying any actions or practices of the Company or any of its Subsidiaries that could require remediation under applicable Law and, to the extent identified, shall cooperate in taking commercially reasonable actions or practices and other customary actions to reduce the risks related to such actions where the failure to remediate would reasonably be likely to result in substantial fines or penalties.

(c) Each of the Company and Parent shall give prompt notice to one another of event, occurrence, fact, condition, change, development or effect that would reasonably be likely to result in a Company Material Adverse Effect or Parent Material Adverse Effect (as applicable), or of any reasonably likely failure of any condition to Parent’s or the Company’s obligations to effect the Merger (as applicable).

6.8 Stock Exchange Listing, De-listing and De-registration. Parent shall use its reasonable best efforts to cause the shares of Series C Common Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time. The Company shall take all actions necessary to permit the Shares and any other security issued by the Company or one of its Subsidiaries and listed on the NASDAQ to be de-listed from the NASDAQ and de-registered under the Exchange Act as soon as possible following the Effective Time.

6.9 Publicity. The initial press release with respect to the Merger and the other transactions contemplated hereby shall be a joint press release and thereafter the Company and Parent shall consult with each other prior to issuing or making, and provide each other the reasonable opportunity to review and comment on, any press releases or other public announcements with respect to the Merger and the other transactions contemplated by this Agreement and any filings with any third party and/or any Governmental Entity (including any national securities exchange) with respect thereto, except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or the NASDAQ, (ii) any consultation that would not be reasonably practicable as a result of requirements of applicable Law, (iii) any press release or public statement that in the good faith judgment of the applicable party is consistent with prior press releases issued or public statements made in compliance with this Section 6.9 or (iv) with respect to any Company Change in Recommendation or Parent Change in Recommendation made in accordance with this Agreement or the other party’s response thereto.

6.10 Employee Benefits.

(a) Parent agrees that each Company Employee who continues to remain employed with the Company or its Subsidiaries following the Effective Time (a “Continuing Employee”) shall, during the period commencing at the Effective Time and ending on December 31, 2018 (the “Continuation Period”), be provided with (i) an annual rate of base salary or base wage that is no less favorable than the base salary or base wages provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time and (ii) target annual cash bonus opportunities that are no less favorable in the aggregate than the target annual cash bonus opportunities (excluding one-time incentives, transaction-based incentive opportunities, other similar extraordinary compensation arrangements and, for the avoidance of doubt, equity-based compensation) provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time. During the period commencing at the Effective Time and ending on December 31, 2019, Parent will consider Continuing Employees for participation in Parent’s long-term equity incentive program, as appropriate. Participation, including eligibility, level and terms and conditions of awards, will be determined in Parent’s sole discretion. Parent agrees that Continuing Employees shall, during the Continuation Period, be provided with pension, welfare and other employee benefits that are substantially comparable in the aggregate to those provided by the Company and its Subsidiaries to such Continuing Employees as of immediately prior to the Effective Time (excluding, for the avoidance of doubt, annual and long-term incentive opportunities and equity-based compensation). Additionally, Parent agrees that each Continuing Employee shall, during the period commencing at the Effective Time and ending on the second anniversary of the Effective Time, be provided with severance benefits that are no less favorable than the severance benefits provided by the Company and its Subsidiaries to such Continuing Employee under the Company Plans set forth on Section 6.10(a) of the Company Disclosure Letter (or such greater benefits as are required after giving effect to the acknowledgment in Section 6.10(d)). Notwithstanding the foregoing, no provision of this Agreement shall limit the ability of Parent and its Subsidiaries (including the Surviving Company and its Subsidiaries) to provide compensation and benefits to Continuing Employees (other than compensation and benefits provided under employment agreements and severance plans as in effect immediately prior to the Effective Time) in accordance with this Agreement through plans of Parent or its Subsidiaries after the Effective Time.

(b) Parent shall or shall cause the Surviving Company to use commercially reasonable efforts to waive, or cause its insurance carriers to waive, all pre-existing conditions, exclusions or waiting periods that could otherwise apply to any Company Employee under the benefit plans provided for such Company Employee following the Closing, except to the extent such conditions, exclusions or waiting periods were applicable to the Company Employee prior to the Effective Time. With respect to the plan year during which the Effective Time occurs, Parent shall provide each Company Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any Parent plan in which such Company Employee is eligible to participate following the Closing Date.

(c) From and after the Closing Date, Parent shall or shall cause the Surviving Company to, provide credit to Company Employees for their service recognized by the Company and its Subsidiaries as of the Effective Time for purposes of eligibility, vesting, continuous service, determination of service awards, vacation, paid time off, and severance entitlements (but excluding benefit accruals under any (i) defined benefit plan (other than with respect to current Company Employee participants under the Scripps Networks Interactive Pension Plan or Scripps Networks Interactive, Inc. Supplemental Executive Retirement Plan, with respect to their accruals thereunder) or (ii) post-employment health and welfare plan) to the same extent and for the same purposes as such service was credited under the Company Plans, provided that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits.

(d) Parent hereby acknowledges that the consummation of the Merger or the other transactions contemplated hereby will constitute a “change in control” or “change of control” (or other similar phrase) for purposes of any Company Plan that contains a definition of “change in control” or “change of control” (or similar phrase), as applicable.

(e) Notwithstanding the foregoing, with respect to any Continuing Employee who becomes, subject to a CBA, all compensation and benefits treatment and terms and conditions of employment afforded to such Company Employee shall be provided in accordance with such collective bargaining agreement or other agreement with a labor union or like organization and the terms of this Section 6.10 shall not apply.

(f) Following the Effective Time, Parent shall or shall cause the Surviving Company to honor all obligations under the employment agreements, severance plans and retention arrangements listed on Section 5.1(h)(i) of the Company Disclosure Letter in accordance with their terms as in effect on the date hereof or, to the extent modified in compliance with Section 6.1(a)(iii), as in effect immediately prior to the Effective Time.

(g) (i) Prior to the Effective Time, if the Effective Time would otherwise occur before the end of the then-current purchase period under the ESPP (the “Current Purchase Period”), the Company will shorten such Current Purchase Period as of a specified trading day occurring at least ten (10) days prior to the date on which the Effective Time occurs; and (ii) in all events, the Company shall terminate the ESPP prior to the Effective Time.

(h) The provisions of this Section 6.10 are solely for the benefit of the parties to this Agreement, and no other Person, including any union, current or former employee, participant in any Company Plan or other dependent, beneficiary or other individual associated therewith, is or shall be regarded for any purpose as a third party beneficiary to this Agreement. Notwithstanding anything to the contrary in this Agreement (except to the extent provided in

Section 9.8), no provision of this Agreement is intended to, or does, (i) constitute the establishment of, or an amendment to, any Company Plan or any employee benefit plan of Parent, the Surviving Company or any of their Affiliates, (ii) alter or limit the ability of Parent or any of its Affiliates to amend, modify or terminate any Company Plan, any other benefit plan, program, agreement or arrangement, (iii) give any third party any right to enforce the provisions of this Section 6.10, (iv) prevent Parent, the Surviving Company or any of their Affiliates, after the Effective Time, from terminating the employment of any Company Employee or (v) be deemed to confer upon any such individual or legal representative any right to continued employment or any rights under or with respect to any plan, program or arrangement described in or contemplated by this Agreement, and each such individual or legal representative shall be entitled to look only to the express terms of any such plan, program or arrangement for his or her rights thereunder.

6.11 Expenses. Except as otherwise provided in Sections 6.16, 8.5 and 8.6, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

6.12 Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, Parent shall, and shall cause the Surviving Company to, indemnify and hold harmless each present and former director and officer of the Company determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of the fact that such Indemnified Party is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another Person prior to the Effective Time, in each case, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Ohio Law, any applicable indemnification agreement to which such Person is a party, the Company Articles of Incorporation or Company Code of Regulations in effect on the date of this Agreement to indemnify such Person (and Parent and the Surviving Company shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification). Parent shall ensure that the organizational documents of the Surviving Company shall, for a period of six (6) years from and after the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Company and its Subsidiaries than are presently set forth in the Company Articles of Incorporation and Company Code of Regulations. Any right of indemnification of an Indemnified Party pursuant to this Section 6.12 shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Party as provided herein.

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however that in no event shall the Company expend for such policies an annual premium amount in excess of three hundred percent (300%) of the annual premiums currently paid by the Company for such insurance. If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Company shall, and Parent shall cause the Surviving Company to, purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however that in no event shall the Company expend, or Parent or the Surviving Company be required to expend for such policies, an annual amount in excess of three hundred percent (300%) of the annual premiums currently paid by the Company for such insurance; and, provided, further that if the premium for such insurance coverage exceeds such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case proper provisions shall be made so that the successors and assigns of Parent shall assume all of the obligations of Parent set forth in this Section 6.12.

(d) The provisions of this Section 6.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The rights of each Indemnified Party under this Section 6.12 shall be in addition to any rights such individual may have under Ohio Law, any applicable indemnification agreement to which such Person is a party, the Company Articles of Incorporation or the Company Code of Regulations.

(e) Neither of Parent or the Surviving Company shall settle, compromise or consent to the entry of any judgment in any threatened or actual Proceeding for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing (such consent not to be unreasonably withheld or delayed) to such settlement, compromise or consent.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.12 is not prior to or in substitution for any such claims under such policies.

6.13 Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.14 Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

6.15 Section 16(b). The board of directors of each of the Company and Parent (or, in each case, a duly authorized committee thereof) shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company and acquisitions of equity securities of Parent (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company or is or may become a director or executive officer of Parent in connection with the transactions contemplated hereby to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.16 Financing by Parent.

(a) Parent shall, and shall cause its Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to consummate the Financing or any Substitute Financing no later than the Closing Date, including using reasonable best efforts to (i) (A) maintain in effect the Debt Letters and in all material respects comply with all of their respective obligations thereunder and (B) negotiate, enter into and deliver definitive agreements with respect to the Financing reflecting the terms contained in the Debt Letters (including any “flex” provisions in the Redacted Fee Letter) (or with other terms agreed by Parent and the Financing Parties, subject to the restrictions on amendments of the Debt Letters set forth below), so that such agreements are in effect no later than the Closing, and (ii) satisfying on a timely basis all the conditions to the Financing and the definitive agreements related thereto that are in Parent’s control. Parent shall, and shall cause its Affiliates to, use reasonable best efforts to (i) take, or cause to be taken, all actions, do, or cause to be done, and assist and cooperate with the other parties in doing, in each case, all things necessary, proper or advisable to maintain a credit rating for the non-credit-enhanced, senior unsecured long-term debt of Discovery Communications, LLC of BBB- or higher by S&P or Baa3 or higher by Moody’s during the period commencing on the date of this Agreement through and including the Closing Date, including supplying as promptly as practicable any additional information and documentary material that may be formally or informally requested by either S&P or Moody’s; provided, that if notwithstanding Parent’s use of reasonable best efforts to maintain such rating, a change of control offer would be required to be made pursuant to the existing senior unsecured notes of the Company issued pursuant to the Indenture, dated as of December 1, 2011, with U.S. Bank, National Association as trustee, as supplemented prior to the date hereof (such notes, the “Existing Notes”), Parent may commence prior to the Closing Date a consent solicitation to waive such change of control offer, a Notes Tender Offer and/or a Notes Exchange Offer, and to the extent such consent solicitation, Notes Tender Offer, and/or Notes Exchange Offer with respect to the outstanding principal amount of the Existing Notes cannot reasonably be expected to be effectuated on or prior to the Closing Date, Parent shall use its reasonable best efforts to obtain backstop commitments from the Financing Sources or other lenders in an aggregate principal amount sufficient to commence such required change of control offer with respect to the Company’s Existing Notes, and (ii) (A) obtain, on or prior to the Closing Date, an amendment to the Revolving Credit Facility in order to permit the Merger, the incurrence of indebtedness in connection therewith and the other transactions contemplated hereby (the date such amendment becomes effective, the “Amendment Effective Date”) and (B) if notwithstanding Parent’s use of reasonable best efforts to obtain such amendment pursuant to clause (A) of this clause (ii), such amendment is not reasonably expected to be effective on or prior to the Closing Date, repay all outstanding amounts, and terminate all unused commitments under the Revolving Credit Facility on or prior to the Closing Date. In the event that all conditions set forth in Sections 7.1 and 7.2 have been satisfied or waived or, upon funding of the Financing shall be satisfied or waived, Parent and its Affiliates shall use their reasonable best efforts to cause the Persons providing the Financing (the “Financing Parties”) to fund on the Closing Date the Financing, to the extent the proceeds thereof are required to consummate the Merger and the other transactions contemplated hereby. Parent shall, promptly after it comes to the Knowledge of Parent, give the Company written notice of any (A) material breach or default by a Financing Party or any party to any definitive document related to the Financing of the Debt Letters or any definitive document related to the Financing, (B) actual or threatened withdrawal, repudiation or termination in writing of the Debt Letters or the Financing by the Financing Parties or (C) material dispute or disagreement between or among any parties to the Debt Letters or any definitive document related to the Financing with respect to the obligations to fund the Financing or the amount of the Financing to be funded at Closing; provided, that neither Parent nor any of its Affiliates shall be under any obligation to disclose any information that is subject to attorney client or similar privilege to the extent such privilege is asserted in good faith or otherwise would violate or contravene any Law or any obligation of confidentiality. Parent may amend, modify, replace, terminate, assign or agree to any waiver under the Debt Letters without the prior written approval of the Company, provided, that Parent shall not, without Company’s prior written consent, permit any such amendment, replacement, modification, assignment, termination or waiver to be made to, or consent to any waiver of, any provision of or remedy under the Debt Letters which would (A) reduce the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount) such that the aggregate funds that would be available to Parent on the Closing Date, together with other financial resources of Parent, would not be sufficient to provide the funds required to be funded on the Closing Date to consummate the Merger and to pay all fees and expenses reasonably expected to be incurred in connection therewith and payable on the Closing Date, or (B) impose new or additional conditions to the Financing or otherwise expand any of the conditions to the Financing or otherwise expand, amend, modify or waive any provision of the Debt Letters in a manner that in any such case would reasonably be expected to (1) materially delay or make materially less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date, (2) materially adversely impact the ability of Parent to enforce its rights against the Financing Parties or any other parties to the Debt Letters or the definitive agreements with respect thereto or (3) materially adversely affect the ability of Parent to timely consummate the Merger and the other transactions contemplated hereby; provided, that notwithstanding the foregoing, Parent may modify, supplement or amend the Debt Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Letters as of the date of this Agreement. In the event that new commitment letters and/or fee letters are entered into in accordance with any amendment, replacement, supplement or other modification of the Debt Letters permitted pursuant to this Section 6.16(a), such new commitment letters and/or fee letters shall be deemed to be the “Debt Letters” for all purposes of this Agreement and references to “Financing” herein shall include and mean the financing contemplated by the Debt Letters as so amended, replaced, supplemented or otherwise modified, as applicable. To the extent that after giving effect to any reduction in the Financing permitted by this Section 6.16(a), no commitments remain outstanding under the Debt Letters, Parent may terminate the Debt Letters. Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Debt Letters. If funds in the amounts set forth in the Debt Letters, or any portion thereof, become unavailable, Parent shall, and shall cause its Affiliates, as promptly as practicable following the occurrence of such event to (x) notify the Company in writing thereof, (y) use reasonable best efforts to obtain substitute financing (on terms and conditions that are not materially less favorable to Parent, taken as a whole, than the terms and conditions as set forth in the Debt Letters, taking into account any “market flex” provisions thereof) sufficient to enable Parent to consummate the Merger and the other transactions contemplated hereby on the Closing Date in accordance with its terms (the “Substitute Financing”) and (z) use reasonable best efforts to obtain a new financing commitment letter that provides for such Substitute Financing and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters (in redacted form reasonably satisfactory to the Persons providing such Substitute Financing removing the fee amounts, pricing caps, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability or termination of the Financing) and related definitive financing documents with respect to such Substitute Financing. Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Financing” and any commitment letter for such Substitute Financing shall be deemed the “Debt Letters” for all purposes of this Agreement. Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts that become due and payable under the Debt Letters. The term “Revolving Credit Facility” shall mean the Amended and Restated Credit Agreement, dated as of February 4, 2016 (as amended though the date hereof), among Parent, certain subsidiaries of Parent, the lenders from time to time parties thereto and Bank of America, N.A. as administrative agent.

(b) If requested by Parent in writing, the Company and its Subsidiaries shall use its reasonable best efforts to take any actions reasonably requested by Parent that are necessary to facilitate the payoff, satisfaction, discharge and/or defeasance by Parent of the Company’s Indebtedness (the “Debt Payoff”), including sending one or more notices of payment required by the terms of such Indebtedness and obtaining a payoff letter in connection therewith; it being understood that at Closing, Parent shall provide all funds required to actually effect the Debt Payoff. In addition, and solely at the expense of Parent, if requested by Parent in writing with reasonable notice, the Company shall use its reasonable best efforts to commence, assist in and effectuate, subject to the satisfaction or waiver of any conditions thereto, any consent solicitation in connection with any amendment, waiver and/or consent or, if such amendment, waiver or consent is not obtained, to assist Parent with an exchange offer by Parent of the Company’s outstanding debt securities for new debt of Parent (the “Notes Exchange Offer”) or tender offer by Parent for the Company’s outstanding debt securities (the “Notes Tender Offer”), in each case with respect to the Company’s outstanding debt securities, including the preparation of customary consent solicitation statements, the execution of customary solicitation agent agreements and any other customary agreements, the engagement of such agents and other service providers as are customary, and the prompt execution and delivery of any amendment or supplement to the relevant indentures to effectuate such amendment, waiver and/or consent and it being further understood that no Notes Exchange Offer or Notes Tender Offer shall be effectuated prior to the Closing Date.

(c) From and after the date of this Agreement, and through the earlier of the Closing and the date on which this Agreement is terminated in accordance with Article VIII, the Company shall, and the Company shall cause each of its Subsidiaries and use its reasonable best efforts to cause its Representatives to, use its or their respective reasonable best efforts to provide to Parent all customary cooperation reasonably requested by Parent in connection with the Financing or consummation of an offering of debt, equity or equity-linked securities in replacement of all or any portion of the Financing (the “Permanent Financing”), including: (i) delivering to Parent financial and other pertinent information regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent and that is customarily required for financings of the type contemplated by the Commitment Letter or the Permanent Financing (collectively, the “Required Information”), including (A) the audited and unaudited financial statements referred to in paragraphs (5)(a) and (5)(b) of Exhibit B to the Commitment Letter (it being understood that the Company’s public filing with the SEC of any such financial statements will satisfy such requirements) and (B) such information reasonably requested by Parent to prepare the pro forma financial statements referred to in paragraph (5) of Exhibit B to the Commitment Letter including fourth quarter financial information, if necessary, and providing an opportunity to discuss such information with the Company; (ii) informing Parent if the Company or any of its Subsidiaries shall have knowledge of any facts that would likely require the restatement of any financial statements included in the Required Information in order for such financial statements to comply with GAAP; (iii) using reasonable best efforts, to the extent customarily required for financings of the type contemplated by the Commitment Letter or the Permanent Financing, to make appropriate officers available to participate in a reasonable number of due diligence sessions, marketing efforts and sessions with rating agencies; (iv) cooperating with any customary due diligence requests by Parent, the Financing Parties and their respective legal counsel; (v) using reasonable best efforts to provide reasonable and customary representations and authorization letters to Parent or the Financing Parties in connection with the preparation of customary offering documents, including confidential information memoranda, prospectuses, private placement memoranda, offering memoranda and bank confidential information memoranda and road show materials, rating agency materials and other similar documents necessary in connection with the Financing or the Permanent Financing;

(vi) if reasonably requested in writing by the Financing Parties, furnish to such Financing Parties at least three Business Days prior to the Closing Date all information regarding the Company and the Company Subsidiaries that is required in connection with the Financing or the Permanent Financing by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act; (vii) assisting Parent in obtaining corporate, corporate family, credit, facility and securities ratings from rating agencies to the extent necessary or advisable for Parent to obtain such ratings; (viii) obtaining (A) customary auditor consents (including consents with respect to inclusion of the Company’s financial statements and any audit opinions in respect thereof in any Current Report on Form 8-K, registration statement, prospectus or offering memorandum or similar documents for any portion of the Financing or the Permanent Financing) and (B) customary comfort letters of the Company’s independent accountants (including “negative assurance” comfort), including by executing and delivering any customary representation letters to the accountants in connection therewith, in each case, to the extent financial statements of the Company are included in such registration statement, prospectus or offering memorandum); (ix) cooperating with Parent’s and Merger Sub’s legal counsel and causing the Company’s legal counsel to cooperate in connection with, and as reasonably requested providing, any legal opinions that may be required in connection with any consent solicitation, Notes Exchange Offer or Notes Tender Offer; and (x) executing customary certificates as may be reasonably requested by Parent in connection with the Financing, the Permanent Financing and any consent solicitation, Notes Exchange Offer or Notes Tender Offer.

(d) Notwithstanding anything to the contrary contained in this Section 6.16, neither the Company nor any of its Subsidiaries shall be required to take or permit the taking of any action that would (i) unreasonably interfere with the ongoing operations of the Company or its Subsidiaries, (ii) cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (iii) require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Financing of Parent, or consummation of an offering of debt, equity or equity-linked securities in replacement of all or any portion of the Financing, or the cooperation of the Company and its Subsidiaries contemplated by this Section 6.16 prior to the Closing (other than costs subject to reimbursement pursuant to this Section 6.16 and any liability relating to the authorization letters referred to in Section 6.16(c)(iii) above), (iv) cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability, (v) conflict with the organizational documents of the Company or any of its Subsidiaries or any Laws, (vi) result in the material contravention of, or that could reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Material Contract, (vii) provide access to or disclose information that the Company or any of its Subsidiaries reasonably determines would jeopardize any attorney–client privilege or other similar privilege of the Company or any of its Subsidiaries or (viii) authorize any corporate action of the Company or any of its Subsidiaries that would become effective and operative prior to the Closing.

(e) Parent shall indemnify and hold harmless the Company and each of its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorney’s fees) interest, awards, judgments and penalties suffered or incurred in connection with its and their cooperation contemplated by this Section 6.16 (other than (i) with respect to any information provided by the Company or any of its Subsidiaries expressly for use in connection therewith or (ii) to the extent arising from fraud, gross negligence, bad faith, willful misconduct or material breach of this Agreement on the part of the Company or its Subsidiaries or its or their respective Representatives), whether or not the Merger is consummated or this Agreement is terminated. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or its Subsidiaries in connection with this Section 6.16, whether or not the Merger is consummated or this Agreement is terminated.

(f) The Company hereby consents to the reasonable use of its and its Subsidiaries’ trademarks, service marks and logos in connection with syndication and underwriting of the Financing or consummation of an offering of debt, equity or equity-linked securities in replacement of all or any portion of the Financing; provided that such trademarks, service marks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(g) Parent and Merger Sub expressly acknowledge and agree that (i) the provisions of this Section 6.16 shall not create any independent conditions to Closing and (ii) notwithstanding anything contained in this Agreement to the contrary, neither Parent’s nor Merger Sub’s obligation hereunder are conditioned in any manner upon Parent or Merger Sub obtaining Financing, Substitute Financing or any other financing whatsoever.

6.17 Approval by Sole Stockholder of Merger Sub. Immediately following the execution and delivery of this Agreement by the parties hereto, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the Merger, in accordance with Ohio Law, by written consent.

6.18 Stockholder Litigation. Each party shall notify the other party, in writing and promptly after acquiring knowledge thereof, of any litigation related to this Agreement, the Merger or the other transactions contemplated hereby that is brought against such party, its Subsidiaries and/or any of their respective directors or officers and shall keep the other party informed on a reasonably current basis with respect to the status thereof. The parties agree to cooperate in the defense and settlement of any such litigation, and the Company shall not settle any such litigation without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). Without limiting in any way the parties’ obligations under Section 6.6, each of the Company and Parent shall, and shall cause their respective Subsidiaries to, cooperate in the defense or settlement of any litigation contemplated by this Section 6.18.

6.19 Directorship. Effective as of the Effective Time, Parent shall cause the board of directors of Parent to be expanded by one member and shall appoint an individual identified by the Company and who is currently a member of the board of directors of the Company to fill such vacancy. No later than ten (10) days prior to the Closing Date, the Company shall identify to Parent such individual to be appointed to the board of directors of Parent.

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Shareholder Approvals. (i) The Company Requisite Vote shall have been obtained in accordance with applicable Law and the articles of incorporation and code of regulations of the Company and (ii) the Parent Requisite Vote shall have been obtained in accordance with applicable Law and the certificate of incorporation and bylaws of Parent.

(b) Governmental Consents. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated, and (ii) all other Governmental Consents to be obtained from any Governmental Entity set forth on Section 7.1(b)(ii) of the Company Disclosure Letter shall have been obtained (clauses (i) and (ii), collectively, the “Required Governmental Consents”). For purposes of this Agreement, the term “Governmental Consents” shall mean all consents, approvals, permits, expirations of waiting periods and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

(c) Law; Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger.

(d) NASDAQ Listing. The shares of Series C Common Stock issuable in connection with the Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance.

(e) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in the first six sentences of Section 5.1(b)(i), the first sentence of Section 5.1(b)(ii) and the fourth sentence of Section 5.1(b)(ii) (Capital Structure) (in the case of the fourth sentence, only as it relates to the Company) shall be true and correct, subject only to de minimis inaccuracies (A) on the date of this Agreement and (B) at the Closing (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date),

(ii) the representations and warranties of the Company set forth in (x) the first sentence of Section 5.1(f) (Absence of Certain Changes) shall be true and correct in all respects and (y) Section 5.1(c) (Corporate Authority and Approval), Section 5.1(l) (Takeover Statutes) and Section 5.1(t) (Brokers and Finders) shall be true and correct in all material respects (in the case of this clause (y), without regard to any materiality qualifiers specified therein), in each case, (A) on the date of this Agreement and (B) at the Closing (in each case except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iii) the other representations and warranties of the Company set forth in Section 5.1 shall be true and correct (A) on the date of this Agreement and (B) at the Closing (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date); provided that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.2(a)(iii) shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct (read for purposes of this Section 7.2(a)(iii) without any materiality, Company Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) No Company Material Adverse Effect. After the date of this Agreement, there shall not have occurred any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Company Material Adverse Effect.

(d) Company Certificate. Parent shall have received at the Closing a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in Sections 7.2(a), (b) and (c) have been satisfied.

(e) FIRPTA Certificate. Parent shall have received, on or prior to the Closing, a certificate meeting the requirements of Treasury Regulation Section 1.1445-2(c)(3) to the effect that the Shares are not a “U.S. real property interest” within the meaning of Section 897 of the Code.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in the first six sentences of Section 5.2(b)(i), the first sentence of Section 5.2(b)(ii) and the fourth sentence of Section 5.2(b)(ii) (Capital Structure) (in the case of the fourth sentence, only as it relates to Parent) shall be true and correct, subject only to de minimis inaccuracies (A) on the date of this Agreement and (B) at the Closing (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date), (ii) the representations and warranties of Parent set forth in (x) the first sentence of Section 5.2(f) (Absence of Certain Changes) shall be true and correct in all respects and (y) Section 5.2(c) (Corporate Authority and Approval), Section 5.2(i) (Ownership of Shares) and Section 5.2(j) (Brokers and Finders) shall be true and correct in all material respects (in the case of this clause (y), without regard to any materiality qualifiers specified therein), in each case, (A) on the date of this Agreement and (B) at the Closing (in each case except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iii) the other representations and warranties of Parent set forth in Section 5.2 shall be true and correct (A) on the date of this Agreement and (B) at the Closing (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date); provided that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.3(a)(iii) shall be deemed to have been satisfied even if any representations and warranties of Parent are not so true and correct unless the failure of such representations and warranties of Parent to be so true and correct (read for purposes of this Section 7.3(a)(iii) without any materiality, Parent Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be likely to have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) No Parent Material Adverse Effect. After the date of this Agreement, there shall not have occurred any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Parent Material Adverse Effect.

(d) Parent Certificate. The Company shall have received at the Closing a certificate signed on behalf of Parent by a senior executive officer of Parent to the effect that the conditions set forth in Sections 7.3(a), (b) and (c) have been satisfied

7.4 Frustration of Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other transactions or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the shareholders of the Company and stockholders of Parent referred to in Section 7.1(a), by mutual written consent of the Company and Parent.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either Parent or the Company if:

(a) the Merger shall not have been consummated by July 30, 2018 (the “Termination Date”), whether such date is before or after the date of adoption of this Agreement by the shareholders of the Company and the stockholders of Parent referred to in Section 7.1(a);

(b) the Company Requisite Vote shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof at which a vote upon the adoption of this Agreement was taken;

(c) the Parent Requisite Vote shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof at which a vote upon the issuance of the Series C Common Stock was taken; or

(d) any Law or Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable, whether before or after the adoption of this Agreement by the shareholders of the Company or the stockholders of Parent referred to in Section 7.1(a);

provided that the right to terminate this Agreement pursuant to Section 8.2(a) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have been the primary cause of the failure of the Merger to be consummated.

8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the Company if:

(a) at any time prior to the Parent Requisite Vote having been obtained, (i) the board of directors of Parent shall have made a Parent Change in Recommendation, (ii) Parent shall have failed to include the Parent Recommendation in the Joint Proxy Statement/Prospectus or (iii) Parent shall have materially breached or shall have failed to perform in any material respect its obligations set forth in Section 6.3;

(b) at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the shareholders of the Company referred to in Section 7.1(a), by action of the board of directors of the Company if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that any condition set forth Sections 7.3(a) or 7.3(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days following notice to Parent from the Company of such breach or failure and (ii) the date that is three (3) Business Days prior to the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(b) if the Company is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement; or

(c) at any time prior to the Company Requisite Vote being obtained, (i) if the board of directors of the Company authorizes the Company, to the extent permitted by and subject to complying with the terms of Section 6.2, to enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal that did not result from a material breach of this Agreement, (ii) concurrently with the termination of this Agreement, the Company, subject to complying with the terms of Section 6.2, enters into a Company Alternative Acquisition Agreement providing for a Company Superior Proposal that did not result from a material breach of this Agreement and (iii) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds the fees required to be paid pursuant to Section 8.5.

8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a) at any time prior to the Company Requisite Vote having been obtained, (i) the board of directors of the Company shall have made a Company Change in Recommendation, (ii) the Company shall have failed to include the Company Recommendation in the Joint Proxy Statement/Prospectus or (iii) the Company shall have materially breached or shall have failed to perform in any material respect its obligations set forth in Section 6.2; or

(b) at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of Parent referred to in Section 7.1(a), by action of the board of directors of Parent, if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that any condition set forth in Sections 7.2(a) or 7.2(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days following notice to the Company from Parent of such breach or failure and (ii) the date that is three (3) Business Days prior to the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(b) if Parent is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement.

8.5 Company Termination Fee.

(a) If this Agreement is terminated (i) by Parent pursuant to Section 8.4(a) (Company Change in Recommendation) or (ii) by the Company pursuant to Section 8.3(c) (Termination for Superior Proposal), then the Company shall, within two (2) Business Days after such termination in the case of clause (i) or concurrently with such termination in the case of clause (ii), pay Parent a fee equal to $356,000,000 (the “Company Termination Fee”) less any amount of Parent Expenses previously paid by the Company.

(b) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.2(a) (Termination Date) or 8.2(b) (Shareholder Vote), (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a Company Acquisition Proposal shall have been publicly made to the Company or any of its Subsidiaries or shall have been made directly to the Company’s shareholders (whether or not conditional) (or any Person shall have publicly announced a bona fide written intention, whether or not conditional, to make a Company Acquisition Proposal) and, in each case, not withdrawn, and (iii) within twelve (12) months after the date of a termination in either of the cases referred to in clause (i) of this Section 8.5(b), the Company consummates a Company Acquisition Proposal or enters into an agreement contemplating a Company Acquisition Proposal, then the Company shall pay the Company Termination Fee, less any amount of Parent Expenses previously paid by the Company, concurrently with the earlier of such entry or consummation; provided that solely for purposes of this Section 8.5(b), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 6.2(d), except that the references to “twenty (20%) or more” shall be deemed to be references to “fifty percent (50%) or more”. In no event shall the Company be required to pay the Company Termination Fee or the Parent Expenses on more than one occasion.

(c) If this Agreement is terminated by Parent or the Company pursuant to Section 8.2(b), then the Company shall pay to Parent, by wire transfer of immediately available funds, a fee equal to $25,000,000 (the “Parent Expenses”) as promptly as practicable (and, in any event, within two Business Days following such termination).

8.6 Parent Termination Fee.

(a) If this Agreement is terminated by the Company pursuant to Section 8.3(a) (Parent Change in Recommendation) then Parent shall, within two (2) Business Days after such termination pay the Company a fee equal to $356,000,000 (the “Parent Termination Fee”) less any amount of Company Expenses previously paid by Parent. In no event shall Parent be required to pay the Parent Termination Fee or the Company Expenses on more than one occasion.

(b) If this Agreement is terminated by Parent or the Company pursuant to Section 8.2(c), then Parent shall pay to the Company, by wire transfer of immediately available funds, a fee equal to $25,000,000 (the “Company Expenses”) as promptly as practicable (and, in any event, within two Business Days following such termination).

8.7 Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than as set forth in this Section 8.7 and in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its respective Representatives); provided that no such termination shall relieve any party hereto (1) from any liability for fraud or Willful Breach of this Agreement prior to such termination or (2) from any obligation to pay, if applicable, the Company Termination Fee or the Parent Expenses pursuant to Section 8.5 or Parent Termination Fee or the Company Expenses pursuant to Section 8.6. For purposes of this Agreement, the term “Willful Breach” means a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

(b) Each party acknowledges that the agreements contained in this Section 8.7 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no party would have entered into this Agreement; accordingly, if the Company fails to pay promptly the amount due pursuant to Section 8.5 or Parent fails to pay promptly the amount due pursuant to Section 8.6 (any such amount due, a “Payment”), and, in order to obtain such Payment, the party entitled to receive such Payment (the “Recipient”) commences a suit which results in a judgment against the party obligated to make such Payment (the “Payor”) for the applicable Payment, or any portion thereof, the Payor shall pay to the Recipient its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the Payment at the prime rate of Citibank N.A. in effect on the date such Payment was required to be paid from such date through the date of full payment thereof.

(c) Notwithstanding anything to the contrary in this Agreement, none of the Financing Parties (nor any of their respective Affiliates or their or their respective Affiliates’ officers, directors, employees, agents and representatives) shall have any liability to the Company relating to or arising out of this Agreement, the Financing or otherwise, whether at Law, or equity, in contract, in tort or otherwise, and the Company shall not have any rights or claims against any Financing Parties (or any of their respective Affiliates or their or their respective Affiliates’ officers, directors, employees, agents and representatives) hereunder or thereunder.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV and Section 6.12 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article IX (other than Section 9.2 (Modification or Amendment), Section 9.3 (Waiver) and Section 9.12 (Assignment)) and the agreements of the Company, Parent and Merger Sub contained in Section 6.7(b) (Access, Consultation), Section 6.11 (Expenses), Section 6.16(h) (Financing Indemnification), Section 8.7 (Effect of Termination and Abandonment) and the Confidentiality Agreement (as defined in Section 9.7) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the consummation of the Merger or the termination of this Agreement. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

9.2 Modification or Amendment. Subject to the provisions of applicable Law (including Section 1701.78 of the OGCL), at any time prior to the Effective Time, this Agreement (including any Schedule hereto) may be amended, modified or supplemented in writing by the parties hereto, by action of the boards of directors of the respective parties. Notwithstanding the foregoing, no amendments or modifications to the provisions which the Financing Parties are expressly made third-party beneficiaries pursuant to Section 9.8 shall be permitted in a manner adverse to any Financing Party without the prior written consent of such Financing Party.

9.3 Waiver. (a) Any provision of this Agreement may be waived prior to the Effective Time if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

9.4 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

9.5 Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. Notwithstanding the foregoing, the matters contained in ARTICLE I, ARTICLE II, ARTICLE III and ARTICLE IV shall be governed by the OGCL, including matters relating to the filing of the Certificate of Merger and the effects of the Merger, including any dissenters’ rights, and all matters relating to the fiduciary duties of the Company Board of Directors shall be governed by and construed in accordance with the laws of the State of Ohio without regard to the conflicts of law principles thereof to the extent that such principles would direct a matter to another jurisdiction. Each of the parties hereby irrevocably submits exclusively to the jurisdiction of the Chancery Courts of the State of Delaware and the federal courts of the United States of America, in each case, located in New Castle County in the State of Delaware and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and each of the parties hereto irrevocably agrees that all claims relating to such action, suit or proceeding shall be heard and determined in such a state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof.

(b) Notwithstanding anything herein to the contrary, each of the parties irrevocably agrees that any legal action or proceeding involving any Financing Parties (or any of their respective Affiliates or their or their respective Affiliates’ officers, directors, employees, agents and representatives) arising out of or relating to this Agreement, the Commitment Letter or the Financing shall be brought and determined in the Supreme Court of the State of New York, County of New York and that any such legal action or proceeding shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law rules of such State that would result in the application of the laws of any other state; provided, that if jurisdiction is not then available in the Supreme Court of the State of New York, County of New York, then any such legal action or proceeding may be brought in any federal court located in the State of New York (and, in each case, any appellate courts thereof). Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding involving any Financing Parties (or any of their respective Affiliates or their or their respective Affiliates’ officers, directors, employees, agents and representatives) arising out of or relating to this Agreement, the Commitment Letter or the Financing and the transactions contemplated hereby or thereby. Each of the parties agrees not to commence any action, suit or proceeding involving any Financing Party (or any of their respective Affiliates or their or their respective Affiliates’ officers, directors, employees, agents and representatives) relating thereto except in the courts described above in New York, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding involving any Financing Party (or any of their respective Affiliates or their or their respective Affiliates’ officers, directors, employees, agents and representatives) arising out of or relating to this Agreement, the Commitment Letter or the Financing or the transactions contemplated hereby or thereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, the Commitment Letter, the Financing, or the subject matter hereof or thereof, may not be enforced in or by such courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THE COMPANY (ON BEHALF ITSELF AND ITS SUBSIDIARIES) AND EACH OF THE OTHER PARTIES HERETO WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO ANY FINANCING OBTAINED BY PARENT OR ANY OF ITS SUBSIDIARIES IN CONNECTION WITH THE MERGER OR THE PERFORMANCE THEREOF OR THE TRANSACTIONS CONTEMPLATED THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

9.6 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by facsimile (with confirmation of transmission) or e-mail of a PDF document if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, (b) when delivered, if delivered personally to the intended recipient, and (c) one Business Days later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

if to Parent or Merger Sub

Discovery Communications, Inc.

850 Third Avenue

New York, NY 10022

Attention: Bruce Campbell

Fax:        (212) 548-5848

Email:     bruce_campbell@discovery.com

with copies to (which shall not constitute notice):

Discovery Communications, Inc.

1 Discovery Place

Silver Spring, MD 20910

Attention: Savalle Sims

Email:       savalle_sims@discovery.com

and

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Attention: Jonathan E. Levitsky

Fax:        (212) 521-7823

Email:     jelevitsky@debevoise.com

if to the Company

Scripps Networks Interactive, Inc.

9721 Sherrill Blvd

Knoxville, TN 37919

Attention: Cynthia L Gibson

Email:       cynthia.gibson@scrippsnetworks.com

with copies to (which shall not constitute notice):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Michael J. Aiello

Fax:        (212) 310-8007

Email:     michael.aiello@weil.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

9.7 Entire Agreement. This Agreement (including any exhibits hereto, the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement, dated June 27, 2017, between the Company and Parent (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

9.8 No Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, other than (a) as provided in Section 6.12 (Indemnification; Directors’ and Officers’ Insurance), (b) the right of the Company’s shareholders to receive the Merger Consideration after the Closing, (c) the right of the holders of awards under the Company Stock Plans to receive such consideration as provided for in Section 4.5 after the Closing, (d) Sections 8.5 and 8.6, and (e) Sections 8.7(c), 9.2 and 9.5 which, to the extent applicable to the Financing Parties (or any of their respective Affiliates or their or their respective Affiliates’ officers, directors, employees, agents and representatives), are intended to benefit, and be enforceable by, the Financing Parties (or any of their respective Affiliates or their or their respective Affiliates’ officers, directors, employees, agents and representatives).

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Company to cause such Subsidiary to take such action.

9.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.11 Interpretation. (a) The table of contents and the Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.12 Assignment. This Agreement shall not be assignable by operation of Law or otherwise; provided that Parent may designate, prior to the Effective Time, by written notice to the Company, another Subsidiary to be a party to the Merger in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary (except with respect to representations and warranties made herein with respect to Merger Sub as of the date of this Agreement) and all representations and warranties made herein with respect to Merger Sub (other than the representations and warranties set forth in Section 5.2(b)(ii)) as of the date of this Agreement shall also be made with respect to such other Subsidiary as of the date of such designation; provided that such assignment shall not relieve Parent of its obligations hereunder or otherwise enlarge, alter or change any obligation of any other party hereto or due to Parent or such other Subsidiary. Any assignment in contravention of the preceding sentence shall be null and void.

9.13 Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in accordance with Section 9.5 of this Agreement, without proof of actual damages (and each party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the Company or Parent otherwise have an adequate remedy at law.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

SCRIPPS NETWORKS INTERACTIVE, INC.

By:	/s/ Kenneth W. Lowe
Name: Kenneth W. Lowe
Title: President and Chief Executive Officer

DISCOVERY COMMUNICATIONS, INC.

By:	/s/ David M. Zaslav
Name: David M. Zaslav
Title: President and Chief Executive Officer

SKYLIGHT MERGER SUB, INC.

By:	/s/ David M. Zaslav
Name: David M. Zaslav
Title: President

[Signature Page to Agreement and Plan of Merger]